As filed with the Securities and Exchange Commission on December 19,
1997.

                                                     Registration No. 333-35981
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549
_________________________
FORM S-3/A-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_________________________

INNOVO GROUP INC.
(Exact name of registrant as specified in its charter)

Delaware                               5199                          11-2928178
(State of other jurisdiction      (Primary Standard Industrial     (IRS Employer
of incorporation or organization)  Classification Code Number)    Identification
                                                                      Number)
27 North Main Street
Springfield, Tennessee 37172
(615) 384-0100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Patricia Anderson-Lasko
INNOVO GROUP INC.
27 North Main Street
Springfield, Tennessee 37172
(615) 384-0100
(Address, including zip code, and telephone number,
including area code, of agent for service)
_________________________
Approximate date of commencement of proposed sale to the public: As soon as practicable after effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Calculation of Registration Fee

Title of each class               Amount to           Proposed Maximum         Proposed Maximum        Amount of
of securities to be               be                  Offering Price           Aggregate               Registration Fee
registered                        Registered          Per Share                Offering Price
Common Stock, par                 11,150,000          $.640625 (1)             $7,143,247 (1)          $2,164.62 (2)
value $.01 per share,
for Selling Stockholders

(1) Pursuant to Rule 457(c), calculated on the basis of $.5625 per share, representing the average of the closing bid and asked prices of the common stock on December 11, 1997.
(2)  $1,828.13 paid at the time of the initial filing and $336.49 paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

Legend for Preliminary Prospectus



      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation of sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                                  Preliminary Prospectus Dated December 19, 1997
                                                        Subject to Completion

                                                              INNOVO GROUP INC.
                                                                Common Stock

                                   11,150,000 Shares by the Selling Stockholders

      This Prospectus relates to a total of 11,150,000 shares of the common stock, $.01 par value (the "common stock") of Innovo Group Inc. (the "Company") to be offered for sale to the public by certain stockholders (the "Selling Stockholders"). Of such 11,150,000 shares, (i) 2,100,000 shares were issued in May and July, 1997 upon the conversion of the Company's Series I and Series II Unsecured Convertible Promissory Notes,
(ii) 500,000 shares were issued in July, 1997 upon the exercise of certain common stock purchase warrants, (iii) 6,750,000 shares were issued by the Company in August, 1997 in a private placement to individuals who in connection therewith joined the management or board of directors of the Company, (iv) 1,500,000 shares were issued in a private placement in November, 1997, and (v) 300,000 shares were issued in August, October and December, 1997 for certain services or to extinguish certain liabilities. See "Recent Developments," "Consolidated Financial Statements," "Condensed Consolidated Financial Statements," "Description of Securities," and "Selling Stockholders."

      Of the 11,150,000 shares offered hereby, (i) 3,000,000 shares are subject to agreements that restrict the volume of the reoffer or resale of such shares, and (ii) 7,250,000 shares are owned or controlled by members of the Company's management or board of directors. See "Recent Developments," "Management," "Principal Stockholders," "Selling Stockholders," and "Shares Eligible for Future Sale."

      The distribution of the shares of common stock by the Selling Stockholders may be affected in one or more transactions that may take place through the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such shares as principals at market prices prevailing at the time of the sale or at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with sales of the shares of common stock.

      The Company will not receive any of the proceeds from the sale of the shares of common stock by the Selling Stockholders. All costs incurred in the registration of the Selling Stockholders' shares of common stock are being borne by the Company. See "Selling Stockholders". (continued)

See "RISK FACTORS", which begins at page thirteen, regarding matters that should be carefully considered by investors.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
             AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
                 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS.  ANY PRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              The date of this Prospectus is __________, 1997

      The Selling Stockholders, directly or through agents, dealers or underwriters to be designated from time to time may sell the shares of common stock being offered by the Selling Stockholders from time to time on terms to be determined at the time of sale. To the extent required, the number of shares of common stock to be sold by the Selling Stockholders, the respective purchase price and public offering price, the name of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer are set forth herein. The Selling Stockholders reserve the sole right to accept or reject, in whole or in part, any proposed purchases of the shares of common stock being offered by them pursuant thereto. The Selling Stockholders and any agents, dealers, or underwriters that participate with the Selling Stockholders in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended ("Securities Act"), any commissions received by them and any profits on the resale of the common stock may be deemed to be underwriting commissions or discounts under the Securities Act. Under applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, in connection with transactions in the shares of common stock during the effectiveness of the Registration Statement of which this Prospectus is a part. All of the foregoing may affect the marketability of the shares of common stock. In connection with the offer and sale of the shares of common stock, if any, by the beneficial owners thereof, such beneficial owners have undertaken to deliver this Prospectus to the purchasers of such securities in accordance with the Securities Act and to comply with applicable provisions of the Exchange Act, in connection with transactions in the Company's securities during the effectiveness of the Registration Statement of which this Prospectus is a part.

      The Common Stock of the Company is currently quoted on the NASDAQ SmallCap Market ("NASDAQ") under the symbol "INNO". On December 18, 1997, the closing bid price and asked price of the Common Stock as reported by NASDAQ were $19/32 and $21/32 per share, respectively.

                                                        AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other filed information can be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549-1004, and the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, 3190 Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies thereof can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

      The Company has filed with the Commission a Registration Statement on Form S-3, of which this Prospectus constitutes a part, under the Securities Act of 1933 ("the Securities Act"), with respect to the shares of common stock offered hereby. This Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of common stock, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are summaries that are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C., and copies of all or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

      The Company furnishes its security holders with annual reports containing consolidated audited financial statements as soon as practicable after the end of each fiscal year and such interim reports as the Company may determine. The Company's fiscal year ends on November 30.

                              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


      The following documents or portions thereof filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

      (i) The Company's Annual Report on Form 10-K for the year ended November 30, 1996;

      (ii)      The Company's definitive proxy statement dated March 5, 1997;

      (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997;

      (iv) The Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997;

      (v) The Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1997;

      (vi)      The Company's Current Report on Form 8-K dated March 14, 1997;
and

      (vii) The Company's Current Report on Form 8-K dated August 13, 1997.

      All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof, but prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all such securities remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement. Each document incorporated into this Registration Statement by reference shall be deemed to be a part hereof from the date of filing such document with the Commission until the information contained therein is superseded or updated by any subsequently filed document which is incorporated by reference into this Registration Statement.

      The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, in writing or orally, a copy of any or all documents which are incorporated by reference in this Prospectus, but not delivered herewith, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Schren L. Head, Secretary, Innovo Group Inc., 27 North Main Street, Springfield, Tennessee, 37172, telephone 615-384-0100.

                                                             PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Certain references appearing below are to more detailed descriptions appearing in the indicated section of documents incorporated by reference.

                                                                 The Company
         Innovo Group Inc. ("Innovo Group"), operating through its wholly-owned subsidiaries (which, collectively with Innovo Group are referred to as "the Company"), designs, manufactures and domestically markets various cut and sewn canvas and nylon consumer products, such as tote bags and aprons, for sale to various retailers and in the premium and advertising specialty market, and manufactures and domestically markets ladies ready-to-wear at-home, sleep and lounge wear for sale to retailers and through mail order distribution. The Company also internationally markets and distributes the Company's canvas and nylon products, as well as sport bags and backpacks. The Company's operations are classified into two industry segments. See Note 10 of Notes to Consolidated Financial Statements for financial information on industry segments.

         The Company incurred losses from continuing operations of $3,088,000, $67,000 and $7,905,000 in fiscal 1996, 1995 and 1994, and a loss from continuing operations of $1,349,000 for the nine months ended August 31, 1997. Cash flows from operations were negative $2,743,000 and $406,000 in fiscal 1996 and 1994, respectively, and at August 31, 1997 the Company has an accumulated deficit of $22 million. The Company is taking steps which it believes will allow it to return to profitability and positive operating cash flows including obtaining additional capital during the third quarter of fiscal 1997 through the private placement of shares of common stock, as described below. However, the Company may experience further losses and negative cash flows before these measures have a material effect, and there can be no assurance that the Company will in fact operate profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         On August 13, 1997 the Company issued 6,750,000 shares of common stock in a private placement to a group of four investors ("the Smith Group"). Proceeds, after the payment of related expenses, were approximately $1,300,000, of which $150,000 was utilized to repurchase and retire the Company's outstanding Class I common stock purchase warrant and the remainder was used to reduce operating liabilities and increase working capital. In connection therewith three members of the Smith Group became executive officers of the Company, and all four members of the Smith Group became members of the Company's board of directors. In November, 1997, the Company raised an additional $675,000 of equity capital through the private placement of 1.5 million shares of common stock. Concurrently the Company obtained the return of 1.5 million shares previously issued as the result of the exercise by the Company's president of the 1997 Stock Purchase Award; as a result, the private placement did not result in a net increase in outstanding shares. See "Recent Developments."

         Innovo, Inc. ("Innovo"), a wholly owned subsidiary, manufactures and domestically distributes cut and sewn canvas and nylon consumer products for the utility, craft, sports licensed and advertising specialty markets. Innovo's products are domestically manufactured at facilities owned or leased by the Company.

         NASCO Products International, Inc. ("NP International") markets and distributes overseas, principally in Europe and the Middle East, certain products similar to those marketed domestically by Innovo, as well as licensed sports bags and backpacks, which the Company generally obtains from foreign suppliers.

         The products comprising Innovo's sports licensed line, and those distributed by NP International, display logos, insignia, names, slogans or characters licensed from various licensors. Innovo and NP International hold licenses for the use of the logos and names of the teams of the National Football League, the National Basketball Association, Major League Baseball, the National Hockey League, and over 130 colleges, as well as the slogans and taglines of Anheuser-Busch Cos. and the drawings of sports artist Gary Patterson. In the second half of fiscal 1996 NP International obtained licenses for the use of the Walt Disney Co. ("Walt Disney") cartoon characters, and the Warner Bros. Studios ("Warner Bros.") Looney Tunes cartoon characters, on sports bags, backpacks, fanny packs and other products it markets in Europe and the Middle East. NP International will begin selling the Walt Disney and Warner Bros. products in fiscal 1997. For the year ended November 30, 1996, 39.9% of the Company's net sales represented the sale of products produced pursuant to such licenses.

         Thimble Square, Inc. ("Thimble Square"), which Innovo Group acquired in April, 1996, manufactures and markets ladies' ready-to-wear at-home, sleep and lounge wear. Thimble Square also provides "sew-only" manufacturing for other distributors of private-label sleep and lounge wear.

         The Company also operates a retail mall facility in Florida. See "Recent Developments."

         During fiscal 1994 the Company began restructuring its operations to concentrate on domestic manufacturing and the international distribution of licensed products, which the Company views as its strategic strengths.
In October, 1994 the Company relocated to its owned facility in Springfield, Tennessee the manufacturing operations it had previously conducted in leased facilities in Sugarland, Texas to eliminate the expense of the leased space in Texas and also eliminate certain shipping and duplicative supervision costs. On July 31, 1995, NASCO Products,
Inc. ("NASCO Products"), a wholly-owned subsidiary, sold to Accessory
Network Group, Inc. ("ANG") its operations of importing to and distributing in the United States sports bags, backpacks and equipment bags bearing the logos of the teams of the four major professional sports leagues. The sale did not include the products distributed by Innovo or NP International. For the licenses ANG paid NASCO Products $750,000. In addition, ANG will make an ongoing annual payment, for up to forty years, of certain percentages of sales under each of the National Football
League, Major League Baseball, National Hockey League licenses, and
National Basketball Association licenses. See Note 3 of Notes to Consolidated Financial Statements.

         During fiscal 1994 the Company's marketing emphasis was placed on the U.S. retail market for its sports licensed products. The Company devoted fiscal 1995 to shifting its emphasis to developing new products and marketing programs for its products in the fashion, utility and craft lines and for the premium and advertising specialty markets and to preparing marketing plans for its U.S. Olympic Team products for the 1996 Summer Games. As a result of the Company's fiscal 1995 efforts, Innovo increased its sales of craft products in fiscal 1996. However, the Company's increase in net sales was limited by shortages of raw materials, which were caused by a lack of working capital, and by labor shortages, each of which prevented the Company from accepting certain orders. The Company raised additional working capital in the second and third quarters of fiscal 1996 which was used, in part, to increase raw materials levels to more desirable levels, and in October, 1996 the Company obtained a three year lease of an additional sewing facility.
The additional facility was used to allow the Company to avoid the effects of labor shortages through the second quarter of fiscal 1997. In August, 1997, as the result of increases in the production efficiencies of the Company's main plant in Springfield, Tennessee, the Company idled this additional plant. However, the additional plant remains available to offset labor shortages should they occur again.

         In fiscal 1997 the Company has attempted to improve its operating results by continuing the growth in sales while also improving its gross profit margins and controlling any increase in fixed selling, general and administrative expenses.

         - Growth in sales. Sales increases are being achieved from the continued recapture of domestic craft market share by Innovo, increased sports licensed market sales, by both Innovo and NP International, as the result of recovering demand, and an increase in the sell-through and reorders for Innovo's back-to-school targeted products.

         - Improvement in gross margins. To improve gross profit margins the Company has both increased prices on selected products and reduced manufacturing costs.

         Through the first three quarters of fiscal 1997, in part as the result of these steps, the Company's sales have increased 26.7% as compared to the first nine months of fiscal 1996. The changes to the design of certain products and to the Company's production operations began to produce positive results in the third quarter of fiscal 1997, for which the gross profit margin was 41.8%, compared to a gross profit margin of 32.8% for the third quarter of fiscal 1996. Additionally, the gross profit margin for the nine month year-to-date periods (37.3% for fiscal 1997 as compared to 37.7% for fiscal 1996) were essentially the same despite a higher percentage of lower margin craft and Thimble Square products in 1997 sales.

         In fiscal 1998 the Company will attempt to further increase sales and improve gross margin percentages while reducing overhead expenses.

         - Sales increases are anticipated to come from the products being marketed in Europe under the Walt Disney and Warner Bros. licenses. Additional sales increases may also be produced by the sources that produced the 1997 sales increases.

         - The Company currently believes that it will be able to increase certain product prices in fiscal 1998, and that the changes in the manufacturing and administrative structure of the Company being made under the direction of its new chief executive and operating officers will further reduce product costs and operating expenses.

         The Company believes that sales increases and cost reductions in fiscal 1998 may be sufficient to return the Company to profitability for the year; however, there can be no assurance that any of the steps can be successfully implemented or that the Company will in fact be profitable in fiscal 1998.

         The Company estimates that its products are carried in over 5,000 retail outlets in the United States, as well as in numerous retail outlets in Europe. The Company's marketing efforts are conducted by its own sales and marketing staff together with its network of domestic marketing organizations and sales representatives and foreign distributors. The Company sells to retail accounts such as mass merchandisers, department, sporting goods, grocery, craft and drug store chains, and mail order retailers, including K Mart Apparel Corp., Wal-Mart Stores, Inc., J.C. Penney Company, Inc., Sports Authority, Inc., and Michael's Stores, Inc., and advertising specialty accounts.

         Innovo began operations in April, 1987. In August, 1990, Innovo merged into Elorac Corporation, a so called "blank check" company, which was renamed Innovo Group. In fiscal 1991 the Company acquired the business of NASCO, Inc. ("NASCO"), a manufacturer, importer and distributor of sports-licensed sports bags, backpacks, and other sporting goods, located in Springfield, Tennessee. NASCO, subsequently renamed Spirco, was also engaged in the marketing of fundraising programs to school and youth organizations. The fundraising programs involved the sale of magazines, gift wraps, food items and seasonal gift items. Effective April 30, 1993, the Company sold the youth and school fundraising business of Spirco to QSP, Inc. ("QSP").

         Spirco had incurred significant trade debt from the fiscal 1992 losses it incurred in marketing fundraising programs and from liabilities incurred by Spirco prior to its acquisition which were not disclosed at that time. On August 27, 1993, Spirco filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Innovo Group, Innovo and NASCO Products were not parties to the filing. Spirco's plan of reorganization was confirmed by the court on August 5, 1994, and became effective on November 7, 1994. Under the plan, administrative claims were paid in cash from funds borrowed under the Company's bank credit facility. Leasall Management, Inc. ("Leasall"), a newly formed subsidiary of Innovo Group, acquired Spirco's equipment and plant and assumed the related equipment and mortgage debt, which Innovo Group had previously guaranteed, and Spirco was merged into Innovo Group which as a result acquired direct ownership of its other assets. Spirco claims which had been guaranteed by Innovo Group received full payment through the issuance of shares of Innovo Group common stock. Additionally, shares of Innovo Group common stock were issued to a trust ("the Class 3 Trust") which, in fiscal 1996, completed the process of selling those shares and distributing the proceeds to the Class 3 claimants, which were federal, state and local taxing authorities that had claims for income, sales, property and unemployment taxes. Unsecured claims did not receive any distribution, and were extinguished, under the plan of reorganization.

         The principal executive offices of the Company are located at 27 North Main Street, Springfield, Tennessee 37172. Its telephone number is
(615) 384-0100. Unless the context requires otherwise, "the Company" refers to Innovo Group Inc. and its subsidiaries, and "Innovo Group" refers to Innovo Group Inc.

                                                                The Offering




Common Stock Offered by Selling Stockholders        11,150,000 shares currently
                                                               outstanding

Securities Outstanding
    Common Stock (1)                                44,626,442 shares

Use of Proceeds                                 The Company will not receive any
                                                of the proceeds from the sale of
                                              the shares offered by the Selling
                                                Stockholders.

NASDAQ Symbol                                       INNO


(1) Excludes (i) 810,758 shares of common stock issuable upon the exercise of outstanding common stock purchase warrants, (ii) 100,000 shares of common stock reserved for issuance pursuant to the exercise of options under the Company's Stock Option Plan, (iii) 2,925,000 shares of common stock issuable upon the exercise, if any, of certain non-qualified stock options, and (iv) 200,000 shares of common stock pledged by the Company to secure its appeal bond in the Tedesco litigation. See "Recent Developments," "Legal Proceedings", "Management," "Description of Securities" and Notes 4, 8 and 9 of Notes to Consolidated Financial Statements.

                                           Summary Consolidated Financial Data
                                           (In thousands, except per share data)

          The following table (including the notes thereto) sets forth a summary of selected consolidated financial information for the Company. This summary of selected consolidated financial data is derived from and qualified in its entirety by reference to the consolidated financial statements and the notes thereto incorporated by reference in this Prospectus, and should be read in conjunction therewith, as well as in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results of operations for interim periods are not necessarily indicative of results to be expected for a full year.

                                      Year ended                                                 Nine Months Ended
                                      November 30,             Year Ended October 31,          August 31,  August 31,
                                      1996 (1)(2)    1995        1994       1993       1992    1997 (2)    1996 (2)
                                      __________     ____        ____       ____       ____    _______     ________
Net Sales                             $ 7,391      $ 5,276     $ 8,028    $12,468    $12,768   $ 7,230     $ 5,704
Gross Profit                            2,538        1,468       2,984      5,470      3,869     2,700       2,153
Operating income (loss)                (1,940)      (1,666)     (2,405)(3)    447       (854)     (907)     (1,045)
Income (loss) from continuing
  operations                           (3,088)         (67)(4)  (7,905)(5)   (661)(5)   (843)   (1,349)     (1,487)
Income (loss) from discontinued
  operations (6)                            -         (626)      (685)     (7,268)    (2,117)        -           -
Extraordinary gain (loss) (7)               -         (258)       699           -          -         -           -
Net income (loss)                      (3,088)        (951)    (7,891)     (7,929)    (2,896)   (1,349)     (1,487)
Income (loss) per share from
  continuing operations               $  (.23)     $  (.03)    $(3.99)    $  (.63)   $  (.79)  $  (.04)    $  (.13)
Income (loss) per share from
  discontinued operations                   -         (.24)      (.34)      (6.92)     (1.95)        -           -
Extraordinary gain (loss) per share         -         (.09)       .35           -          -         -           -
Net income (loss) per share              (.23)        (.36)     (3.98)      (7.55)     (2.74)     (.04)       (.13)
Weighted average common shares
  and common share equivalents
  outstanding                          13,613        2,616      1,982       1,050      1,055    31,046      11,119


                                                                               As of
                                                                             August 31,
                                                                               1997
                                                                             _______
                                                                        Actual             pro forma (8)
                                                                        ______             _________
Total Assets                                                            $10,871            $11,546
Long-term debt                                                            2,369              2,369
Stockholders' Equity                                                      2,989              3,664

_________________________

(1) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year ended on October 31. The results of operations and cash flows for the transition period of November 1, 1995 to November 30, 1995 are separately presented in the Company's consolidated financial statements.
(2) Includes the effects of the acquisition of Thimble Square, accounted for under the purchase method of accounting, beginning April, 1996. See
Note 2 of Notes to Consolidated Financial Statements.
(3) Operating expenses for fiscal 1994 incudes the effect of plant consolidation charges of $470,000 ($.20 per share) relating to the consolidation of the Company's manufacturing facilities. See Note 1(l) of Notes to Consolidated Financial Statements.
(4) Includes other income of $1.9 million from the settlement of litigation. See "Management's Discussion and Analysis of Financial
Condition and Results of Operations."
(5) Includes the effect of additions to the deferred tax valuation allowance of $3,679,000 ($1.86 per share) and $624,000 ($.59 per share)
in fiscal 1994 and 1993, respectively.
(6) Reflects the operations and July 1995 sale of the import operations of NASCO Products, the operations and May 1993 sale of the fundraising program direct marketing operations of Spirco and the operations and loss from the disposal of NASCO Sportswear, Inc. ("Sportswear"). See Note 3 of Notes to Consolidated Financial Statements.
(7) Represents gain and losses resulting from the Chapter 11 reorganization of Spirco. See Note 4 of Notes to Consolidated Financial Statements.
(8) Pro forma for the effects of the November, 1997 private placement of 1.5 million shares of common stock for proceeds of $675,000 and the concurrent return to the Company of 1.5 million shares of common stock previously issued as the result of the exercise of the 1997 Stock
Purchase Right Award.  See "Recent Developments."

                                                                RISK FACTORS

    In evaluating the Company and its business, prospective investors should carefully consider the following factors in addition to those discussed elsewhere or incorporated by reference in this Prospectus. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "would," "could," "expect," "anticipate," "estimate" or "continue", or the negative thereof, or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those reflected in any such forward-looking statements.

      Losses from Operations; Negative Cash Flow; Adverse Operating History; Possibility of Future Losses and Negative Cash Flows. Company had losses from continuing operations of $3,088,000, $67,000 and $7,905,000 for the years ended November 30, 1996 and October 31, 1995 and 1994 and a loss from continuing operations of $1,349,000 for the nine months ended August 31, 1997. Operating cash flows were a negative $2,743,000 and $406,000 for fiscal 1996 and 1994. At August 31, 1997, the Company had an accumulated deficit of $22 million. There can be no assurance that the Company will operate profitably in the future.

      Shift in Product Focus. In fiscal 1995 and continuing in fiscal 1996, the Company has shifted its emphasis to developing new products and marketing programs for its products in the fashion, utility, and craft lines and for the premium and advertising specialty markets to increase sales and lessen its dependence on sports licensed products. In 1997 the Company is continuing its efforts to lessen its dependence on sports licensed products through its development of products to be distributed under its Warner Bros. and Walt Disney licenses. There can be no assurance that the Company will be successful in its attempts to increase sales of other products, and the shift in the Company's emphasis could result in a decrease in sales of sports licensed products.

      Dependence upon Contractual Relationships and Certain Products. The Company's sales are dependent to some degree upon the contractual relationships it establishes with licensors to exploit, on a generally non-exclusive basis, proprietary rights in well known logos, marks and characters, as well as league and team logos and marks licensed by Major League Baseball, the National Football League, the NBA, the National Hockey League, and major colleges and universities. The sale of products licensed from professional sports leagues and colleges and universities represented 39.9% of the Company's net sales from continuing operations in fiscal 1996. Although the Company believes it will continue to meet all of its material obligations under such license agreements, there can be no assurance that such licensing rights will continue or will be available for renewal on favorable terms to the Company. The Company's failure to obtain new licenses or extensions on current licenses or the Company's inability to sell such products, for any reason, could have a significant negative impact on the Company's business. See "Business - Products" and "Business - Licensing Agreements."

      Need for Additional Financing. The Company's principal working capital financing is derived from an accounts receivable factoring facility ("the First American Factoring Facility") with First American National Bank, N.A. ("First American"). The First American Factoring Facility was obtained in December, 1997 to replace the Company's previous factoring agreement with Riviera Finance. The First American Factoring Facility provides the Company with borrowings of up to $2 million based on 90% of the eligible accounts receivable of Innovo. The Company also has certain short-term financing collateralized by the common stock of its NP International subsidiary. However, the Company has been, to date, unable to obtain more traditional asset based financing, including financing for and collateralized by its inventory.

Although the First American Factoring Facility provides the Company with greater financing, at a lower effective interest rate, than the previous Riviera Finance factoring agreement, the Company will continue to need to obtain additional financing to pursue its business plans, and in particular to allow it to finance its inventories and to lessen its dependence on accounts receivable financing which exposes the Company to daily changes in the level of financing available based on changes in the level of eligible accounts receivable. The Company continues to seek inventory based financing, and long-term financing such as that which might be collateralized by mortgages on the Company's property or equipment or uncollateralized subordinated long-term financing. However, there can be no assurance that the Company will be able to obtain such financing. In particular, substantially all of the Company's assets are pledged to secure various borrowings. To the extent the Company's assets continue to be pledged to secure outstanding indebtedness, such assets are unavailable to secure additional debt financing, which may adversely affect the Company's ability to borrow under inventory based or long-term agreements. To the extent the Company is unable to obtain such borrowings, it will remain dependant on accounts receivable factoring, which generally bear a higher effective interest rate and expose the Company to periodic liquidity constraints based on changes in the level of eligible accounts receivable and the resulting available borrowings. Both of these factors can have an adverse impact on the Company's liquidity and results of operations. See "Recent Developments - New Accounts Receivable Factoring Facility" and "Management's Discussion and Analysis of Financial
Condition and Results of Operations".

      Seasonality. The Company's business is seasonal due to the nature of many of the Company's products, which are subject to highest consumer demand in the late summer, early fall and holiday seasons. The Company will typically ship the majority of its orders during the second half of its fiscal year. As a result, the Company's cash flow is not consistent throughout the fiscal year, and the Company's annual earnings have been and are expected to continue to be dependent on the results of operations for the third and fourth quarters of its fiscal year. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on the Company's results of operations for the year. The Company is likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December. There can be no assurance that the effect of such seasonality will diminish in the future. See "Managements Discussion and Analysis of Financial Condition and Results of Operations
- Seasonality."

      Competition. The marketplace for the Company's products is highly competitive, and the Company is not a dominant factor in any of the markets in which it competes. The Company competes with other manufacturers, importers and distributors of textile products and casual apparel. Although the manufacture and sale of sports logoed products such as the Company's requires a license, the Company's licenses are non-exclusive and the Company does not have any control over the granting of additional licenses by the licensing entities. Other manufacturers, importers and distributors with greater financial, research, staff and marketing resources than the Company could decide to enter the business of manufacturing, importing and distributing competitive products. There is no assurance that the Company could compete effectively with such competitors. The Company's ability to sell its products is dependent upon the price and quality of its products and its ability to meet its customers' schedules. See "Business - Competition".

      Suppliers. The raw materials for the products produced domestically by the Company are generally purchased from a small number of suppliers. During fiscal 1996 the Company purchased the majority of each type of raw material it uses from one or two suppliers. The Company has no long-term supply agreement with any supplier of domestic raw materials. The
Company believes that alternative sources of supplies are available in the United States for its unfinished items. However, in the event the Company was unable to obtain alternative sources of supplies on comparable terms, the Company's financial condition could be materially adversely affected.

The sport and gym bags and backpacks marketed overseas by NP International are generally obtained from overseas manufacturers in order to reduce the cost of obtaining these more labor intensive products. The independent overseas contractors that manufacture these products are responsible for obtaining the necessary supply of raw materials and for manufacturing the products to the Company's specifications. The Company generally uses one independent contractor to fulfill all of its requirements in order to maximize its control over production quality and scheduling. Although the Company uses this, and other methods, to reduce the risk that the independent contractor will fail to meet the Company's requirements, the use of independent overseas contractors does reduce the Company's control over production and delivery and exposes the Company to the other usual risks of sourcing products abroad. The Company does not have any long-term supply agreements with independent overseas contractors, but believes that there are a number of contractors that could fulfill the Company's requirements.

The Company has generally utilized overseas contractors that utilize production facilities located in China. As a result, the products manufactured for the Company are subject to export quotas and other restrictions imposed by the Chinese government. To date the Company has not been adversely affected by such restrictions; however, there can be no assurance that future changes in such restrictions by the Chinese government would not adversely affect the Company, even if only temporarily while the Company shifted production to other countries or regions such as Korea, Taiwan, or Latin America. See "Business - Manufacturing."

      Availability of Labor. During fiscal 1996 Innovo experienced an inability to obtain sufficient production labor to, at times, meet the demand and customer delivery requirements for its domestically produced products and, as a result, the Company was unable to accept certain orders and experienced production inefficiencies and excess overtime costs. In October, 1996, the Company obtained a three-year lease on a sewing facility in Red Boiling Springs, Tennessee which, in November, 1996, began to produce Innovo products. The geographical location of Red Boiling Springs, relative to Innovo's other production facility in Springfield, Tennessee, is such that the Red Boiling Springs facility draws its product labor from a different labor pool. The Red Boiling Springs facility was used to allow the Company to avoid the effects of labor shortages through the second quarter of fiscal 1997. In August, 1997, as the result of increases in the production efficiencies of the Company's main plant in Springfield, Tennessee, the Company idled the Red Boiling Springs plant. However, that plant remains available to offset labor shortages should they occur again. Accordingly, the Company believes that the addition of the Red Boiling Springs facility will reduce the Company's exposure to labor shortages, which will favorably impact sales and production costs. However, there can be no assurance that the Company will not again be adversely affected by labor shortages in the future. See "Business - Manufacturing."

      Litigation. In Michael J. Tedesco v. Innovo, Inc., Innovo Group Inc., Rick Binet, and Patricia Anderson-Lasko, f/k/a/ Patricia M. DeAlejandro, the Company appealed a $700,000 judgement awarded by a jury for employment benefits, including stock compensation, it found to be due to an ex-employee who it nonetheless found had been properly terminated for cause. In August, 1994, the trial court granted the Company's motion for partial summary judgement and directed verdicts with respect to certain of Tedesco's claims, including those concerning his ownership of an interest in the "E.A.R.T.H." trademark, or the existence of a partnership with the Company to jointly own the trademark, and the state court jury returned findings in favor of the Company on the remainder of the plaintiff's claims concerning the trademark as well as his claims for wrongful termination, fraud and conspiracy. However, the jury awarded Tedesco approximately $700,000, of which $50,000 was assessed against Innovo Group and $650,000 was assessed against Innovo, including pre-judgement interest and attorney's fees, on the theory that he was entitled to have received certain employment benefits, including employee stock awards, during, and after, the term of his employment. The Company appealed the jury's award, and in August, 1996 (as revised in an amended October, 1996 opinion), the appeals court reversed approximately $350,000 of the initial judgement as not supported by the evidence or improper as a matter of law. As a result, the judgement, including post-judgement interest through August, 1996, has been reduced to $420,000. In addition, the appeals court ruled that the trial court erred in not submitting to the jury the questions of the Company's counterclaim of breach of fiduciary duty by Tedesco, ruling that the trial record indicated that there was evidence of such breach and damages therefrom.
The appeals court remanded the case to the trial court for trial of the Company's claims of breach of fiduciary duty by Tedesco, which trial is scheduled for December, 1997. In connection with its appeal the Company has pledged as an appeal bond 200,000 shares of its unissued common stock.

The Company believes that its fiduciary duty claims against Tedesco are meritorious. However, there can be no assurance that the Company's claims against Tedesco will be successful, or that alternatively the litigation can be settled on terms manageable to the Company. The need to immediately satisfy the plaintiff's award in the event the Company's claims are unsuccessful would have a material adverse impact on the Company.

In May, 1996, a foreign manufacturer that had previously supplied imported products to NASCO Products filed suit against NASCO Products asserting that it is owed approximately $300,000 in excess of the amount presently recorded by NASCO Products (Pannoy Enterprises Corporation v. NASCO Products, Inc., Case No. 12948, in the Chancery Court for Robertson County, Tennessee). NASCO Products and the supplier had previously reached an agreement on the balance owed (which is the balance recorded), as well as an arrangement under which the schedule for NASCO Products' payments reducing the balance would be based on future purchases from that supplier of products distributed internationally by NP International. The Company has denied the supplier's claims, and has asserted affirmative defenses, including the supplier's late shipment of the original products, and the supplier's refusal to accept and fill NP International orders on terms contained in the agreement. NASCO Products sold its operations in July, 1995, and that company currently has no operations or unencumbered assets. Nonetheless, there can be no assurance that an adverse outcome of the litigation would not have a material adverse effect on the Company. See "Legal Proceedings."

      Voting Control by Existing Stockholders; Anti-takeover Provisions. The Company's executive officers, directors and its affiliates beneficially own or have voting control of approximately 25.9% of the issued and outstanding common stock. Because of their stock ownership and/or positions with the Company, these persons have been and will continue to be in a position to greatly influence the election of directors and thus control of the affairs of the Company. Additionally, the Company's by-laws limit the ability of stockholders to call a meeting of the stockholders and the price at which the Company could be required to repurchase certain shares of its common stock would significantly increase in the event of a change in control that is not approved by the Company's board of directors. Further, the Certificate of Incorporation authorizes the board of directors to issue additional shares of common stock, up to the authorized capitalization of 70 million shares, without further stockholder approval. The issuance of common stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of common stock. These contractual obligations and by-law provisions, and any issuance of common stock, could have the effect of discouraging a takeover of the Company, and therefore may adversely affect the market price and liquidity of the Company's securities. The Company is also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control of the Company. The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of the Company's securities.

      Lack of Protection of Intellectual Property. The Company possesses certain proprietary information with respect to which it currently has no patent, copyright or trademark protection. With the exception of Ms. Anderson-Lasko and Messrs Smith, Page and Hendrickson, none of the Company's executive officers, directors or employees has executed any confidentiality or noncompete agreement with the Company. There can be no assurance that the Company will be successful in maintaining the confidentiality of its proprietary information or barring others from exploitation of intellectual property rights claimed by the Company. If such proprietary information were to be disclosed, it could have a materially adverse effect on the Company's business.

      Dividends. The Company has not paid any dividends nor does it anticipate paying any dividends on its Common Stock in the foreseeable future. It is the Company's present policy to retain earnings, if any, for use in the development and expansion of the Company's business.

      Shares Eligible for Future Sale. Of the 44,626,442 shares of common stock of the Company outstanding as of the date of this Prospectus, 442,839 shares are restricted securities, as that term is defined in Rule 144 promulgated under the Securities Act. Additionally, 822,000 shares of common stock, while not restricted securities, are owned by affiliates and are not the subject of an effective registration statement. Absent registration under the Securities Act, the sale of such 1,264,839 shares is subject to Rule 144, as promulgated under the Securities Act. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of common stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the common stock is quoted on NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above. Also, affiliates are entitled to sell shares of the non-restricted but unregistered securities under the volume limitations of Rule 144 without having to first satisfy a holding period. Additionally, the Company has secured its appeal bond in the Tedesco litigation with 200,000 shares of its common stock which are fully tradeable and which the court or the plaintiff would have the right to sell if the Company losses its appeal and is thus unable to satisfy the judgement through other means, or otherwise defaults on the bond. No assurance can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the Company's securities and could impair the Company's ability to raise capital in the future through the sale of equity securities. See "Legal Proceedings," "Description of Securities," and "Shares Eligible for
Future Sale."

      Possible Delisting of Securities from NASDAQ; Risks of Low-Priced Stocks. The Company's common stock is currently listed on NASDAQ SmallCap Market. Under the rules of the NASDAQ, a company must, among other things, maintain total assets of $2 million, stockholders' equity of $1 million, a minimum bid price of $1 (or alternatively stockholders' equity of $2 million), and must remain current in the filing of reports under the Exchange Act in order to continue trading on the NASDAQ SmallCap Market.

Between March, 1995 and July, 1995 the Company's common stock traded on the NASDAQ SmallCap Market pursuant to a temporary exemption from the stockholders' equity, bid price and current Exchange Act reporting criteria. In November, 1995, the Company's common stock traded on the NASDAQ SmallCap Market pursuant to temporary exemptions granted while the Company took steps to comply with the stockholders' equity requirement, which was met when the Company's stockholders' equity increased to above $1 million during the first quarter of fiscal 1996. Additionally, although the Company's common stock generally traded at prices below $1.00 between November, 1995 and May, 1996, and has generally traded at prices below $1.00 since July, 1996, the Company has been able to maintain its NASDAQ SmallCap listing by complying with the alternative $2 million stockholders' equity requirement. If the Company's stockholders' equity were to fall below $2 million due to operating losses or for other reasons, and the Company's common stock was not trading at prices above $1.00, the Company could face delisting unless it took action to increase the minimum bid price of its common stock to $1.00, or to increase its stockholders' equity to above $2 million.

    On August 22, 1997 the Securities and Exchange Commission ("the Commission") approved revisions to the listing requirements for the NASDAQ SmallCap Market. Among the changes approved are continuing listing standards that require that (i) listed companies to have either net tangible assets of $2 million, a market capitalization of $35 million, or have reported $500,000 of net income in two of the last three years, and (ii) listed common stocks maintain a minimum bid price of $1.00. The existing NASDAQ requirements for stockholders' equity of $1 million, and the alternative of stockholders' equity of $2 million in lieu of a $1.00 bid price, were eliminated. The revised continuing listing requirements are effective February 22, 1998. With respect to the requirement for net tangible assets, market capitalization or net income, the Company will initially seek to comply with the net tangible asset test. At August 31, 1997 the Company had net tangible assets (stockholders' equity less goodwill) of $2,266,000. The Company believes that it can maintain compliance with the $2 million requirement; however, there can be no assurance. With respect to the $1.00 minimum bid requirement, if, by February 22, 1998, the Company's common stock has not been trading at or above $1.00 for the required period (generally 10 consecutive days out of the last 90 days) then the Company will be required to effect a reverse stock split or take other actions to increase the price of its common stock to above $1.00 or elect to delist from the NASDAQ SmallCap Market.

    Although the Company will continually use its best efforts to maintain its NASDAQ SmallCap listing, there can be no assurance that it will be able to do so. If, in the future, the Company is unable to satisfy the NASDAQ criteria for maintaining listing, its securities would be subject to being delisted, and trading, if any, in the Company's securities would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or on the over-the-counter "OTC Bulletin Board". As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices, of the Company's common stock.

      Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system, or securities of issuers that meet certain net asset or average revenue tests). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, the holders of its securities may find it more difficult to sell such securities.

The Company believes that its common stock is outside the definitional scope of a penny stock because it is listed on the NASDAQ, and because the Company's net revenues over the last three years have exceeded the definitional threshold. However, in the event the common stock were subsequently to become characterized as a penny stock, the market liquidity for the Company's securities could be severely and adversely affected. In such event, the regulations on penny stocks could limit the ability of broker-dealers to sell the Company's securities, and, thus, the ability of holders to sell their securities in the secondary market.

      Board of Directors Ability to Authorize a Reverse Stock Split. Pursuant to a resolution approved by the Company's stockholders on July 25, 1994, the board of directors has the authority to effect, at its discretion, one or more reverse splits of the number of shares of common stock authorized, issued and outstanding. Pursuant to that resolution on June 8, 1995 the board of directors elected to effect a one-for-ten reverse stock split, which was effective June 19, 1995. A reverse stock split effected pursuant to the resolution could have the effect of reducing the numbers of record and beneficial owners of the Company's common stock, since any stockholder that, based on the reverse split ratio selected by the board of directors, was entitled to receive less than one share would instead receive a cash payment for the fractional share, and would cease to be a stockholder of the Company. Under the rules of the Commission, a Company may suspend its obligation to file periodic and other reports under the Exchange Act if the number of holders of record of its common stock falls below 300. Although the June 19, 1995 reverse stock split did not, and the Company currently believes that it is unlikely that any future reverse stock split effected pursuant to the proposal would reduce the number of record holders to below 300, and although the board of directors presently would not plan to discontinue filing reports under the Exchange Act even if the number of record holders did fall below 300 for so long as there continued to be a public market for the common stock. If a reverse stock split effected pursuant to the resolution did have such an effect, the board of directors could, at its discretion and without further stockholder action, elect to suspend filing reports under the Exchange Act. A suspension of the Company's reporting under the Exchange Act would decrease the amount of information about the Company available to current investors and would exempt the Company from the Commission's requirements concerning the form of proxy solicitation materials. Additionally, it would result in the delisting of the Company's common stock from the NASDAQ since the listing requirements of the NASD require, among other things, the filing of reports under the Exchange Act. The NASD also requires, among other things, that there be at least 300 beneficial owners, and 100,000 publicly held shares, of any class of common stock traded on the NASDAQ. If the Company's common stock was delisted from the NASDAQ it could continue to trade in the over-the-counter market; however, such market is generally less liquid than the NASDAQ and the value and liquidity of a stockholder's investment could be adversely affected. However, as previously indicated, the board of directors would not currently plan to discontinue filing reports under the Exchange Act. Additionally, the Company currently believes that it is unlikely that a reverse stock split effected pursuant to this resolution would cause the Company to no longer meet the other NASDAQ listing requirements described above.

                                                                 THE COMPANY

      Innovo Group, operating through its wholly-owned subsidiaries designs, manufactures and domestically markets various cut and sewn canvas and nylon consumer products, such as tote bags and aprons, for sale to various retailers and in the premium and advertising specialty market, and manufactures and domestically markets ladies ready-to-wear at-home, sleep and lounge wear for sale to retailers and through mail order distribution. The Company also internationally markets and distributes the Company's canvas and nylon products, as well as sport bags and backpacks. The Company's operations are classified into two industry segments. See Note 10 of Notes to Consolidated Financial Statements for financial information on industry segments.

      Innovo, a wholly owned subsidiary, manufactures and domestically distributes cut and sewn canvas and nylon consumer products for the utility, craft, sports licensed and advertising specialty markets. Innovo's products are domestically manufactured at facilities owned or leased by the Company. See "Business-Products" and "Business-Manufacturing."

      NP International markets and distributes overseas, principally in Europe and the Middle East, certain products similar to those marketed domestically by Innovo, as well as licensed sports bags and backpacks, which the Company generally obtains from foreign suppliers. See
"Business-Products" and "Business-Manufacturing."

      The products comprising Innovo's sports licensed line, and those distributed by NP International, display logos, insignia, names, slogans or characters licensed from various licensors. Innovo and NP International hold licenses for the use of the logos and names of the teams of the National Football League, the National Basketball Association, Major League Baseball, the National Hockey League, and over 130 colleges, as well as the slogans and taglines of Anheuser-Busch Cos. and the drawings of sports artist Gary Patterson. In the second half of fiscal 1996 NP International obtained licenses for the use of the Walt Disney cartoon characters, and the Warner Bros. Looney Tunes cartoon characters, on sports bags, backpacks, fanny packs and other products it markets in Europe and the Middle East. NP International will begin selling the Walt Disney and Warner Bros. products in fiscal 1997. For the year ended November 30, 1996, 39.9% of the Company's net sales represented the sale of products produced pursuant to such licenses. See "Business-Licenses."

      Thimble Square, which Innovo Group acquired in April, 1996, manufactures and markets ladies' ready-to-wear at-home, sleep and lounge wear. Thimble Square also provides "sew-only" manufacturing for other distributors of private-label sleep and lounge wear. See "Business-Products" and "Business-Manufacturing."

      The Company also operates a retail mall facility in Florida (see - "Properties," and "Recent Developments.")

      During fiscal 1994 the Company began restructuring its operations to concentrate on domestic manufacturing and the international distribution of licensed products, which the Company views as its strategic strengths. In October, 1994 the Company relocated to its owned facility in Springfield, Tennessee the manufacturing operations it had previously conducted in leased facilities in Sugarland, Texas to eliminate the expense of the leased space in Texas and also eliminate certain shipping and duplicative supervision costs. On July 31, 1995, NASCO Products, a wholly-owned subsidiary, sold to ANG its operations of importing to and distributing in the United States sports bags, backpacks and equipment bags bearing the logos of the teams of the four major professional sports leagues. The sale did not include the products distributed by Innovo or NP International. For the licenses ANG is paying NASCO Products $750,000 through July 31, 1998. In addition, ANG will make an ongoing annual payment, for up to forty years, of certain percentages of sales under each of the National Football League, Major League Baseball, National Hockey League licenses, and National Basketball Association licenses.
See Note 3 of Notes to Consolidated Financial Statements.

      During fiscal 1994 the Company's marketing emphasis was placed on the U.S. retail market for its sports licensed products. The Company devoted fiscal 1995 to shifting its emphasis to developing new products and marketing programs for its products in the fashion, utility and craft lines and for the premium and advertising specialty markets and to preparing marketing plans for its U.S. Olympic Team products for the 1996 Summer Games. As a result of the Company's fiscal 1995 efforts, Innovo increased its sales of craft products in fiscal 1996. However, the Company's increase in net sales was limited by shortages of raw materials, which were caused by a lack of working capital, and by labor shortages, each of which prevented the Company from accepting certain orders. The Company raised additional working capital in the second and third quarters of fiscal 1996 which was used, in part, to increase raw materials levels to more desirable levels, and in October, 1996 the Company obtained a three year lease of an additional sewing facility.
The additional facility was used to allow the Company to avoid the effects of labor shortages through the second quarter of fiscal 1997. In August, 1997, as the result of increases in the production efficiencies of the Company's main plant in Springfield, Tennessee, the Company idled this additional plant. However, the additional plant remains available to offset labor shortages should they occur again.

      In fiscal 1997 the Company has attempted to improve its operating results by continuing the growth in sales while also improving its gross profit margins and controlling any increase in fixed selling, general and administrative expenses.

    - Growth in sales. Sales increases are being achieved from the continued recapture of domestic craft market share by Innovo, increased sports licensed market sales, by both Innovo and NP International, as the result of recovering demand, and an increase in the sell-through and reorders for Innovo's back-to-school targeted products.

    - Improvement in gross margins. To improve gross profit margins the Company has both increased prices on selected products and reduced manufacturing costs.

    Through the first three quarters of fiscal 1997, in part as the result of these steps, the Company's sales have increased 26.7% as compared to the first nine months of fiscal 1996. The changes to the design of certain products and to the Company's production operations began to produce positive results in the third quarter of fiscal 1997, for which the gross profit margin was 41.8%, compared to a gross profit margin of 32.8% for the third quarter of fiscal 1996. Additionally, the gross profit margin for the nine month year-to-date periods (37.3% for fiscal 1997 as compared to 37.7% for fiscal 1996) were essentially the same despite a higher percentage of lower margin craft and Thimble Square products in 1997 sales.

    In fiscal 1998 the Company will attempt to further increase sales and improve gross margin percentages while reducing overhead expenses.

    - Sales increases are anticipated to come from the products being marketed in Europe under the Walt Disney and Warner Bros. licenses. Additional sales increases may also be produced by the sources that produced the 1997 sales increases.

    - The Company currently believes that it will be able to increase certain product prices in fiscal 1998, and that the changes in the manufacturing and administrative structure of the Company being made under the direction of its new chief executive and operating officers will further reduce product costs and operating expenses.

    The Company believes that sales increases and cost reductions in fiscal 1998 may be sufficient to return the Company to profitability for the year; however, there can be no assurance that any of the steps can be successfully implemented or that the Company will in fact be profitable in fiscal 1998. See "Business - Growth Strategy and Product
Development," "Business - Manufacturing," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      The Company estimates that its products are carried in over 5,000 retail outlets in the United States, as well as in numerous retail outlets in Europe. The Company's marketing efforts are conducted by its own sales and marketing staff together with its network of domestic marketing organizations and sales representatives and foreign distributors. The Company sells to retail accounts such as mass merchandisers, department, sporting goods, grocery, craft and drug store chains, and mail order retailers, including Wal-Mart Stores, Inc. (which accounted for 12.5% of the Company's net sales in fiscal 1996), K Mart Apparel Corp., J.C. Penney Company, Inc., Sports Authority, Inc., and Michael's Stores, Inc., and advertising specialty accounts. See "Business-Marketing and Customers."

      Innovo began operations in April, 1987. In August, 1990, Innovo merged into Elorac Corporation, a so called "blank check" company, which was renamed Innovo Group. In fiscal 1991 the Company acquired the business of NASCO, Inc. ("NASCO"), a manufacturer, importer and distributor of sports-licensed sports bags, backpacks, and other sporting goods, located in Springfield, Tennessee. NASCO, subsequently renamed Spirco, was also engaged in the marketing of fundraising programs to school and youth organizations. The fundraising programs involved the sale of magazines, gift wraps, food items and seasonal gift items. Effective April 30, 1993, the Company sold the youth and school fundraising business of Spirco to QSP.

      Spirco had incurred significant trade debt from the fiscal 1992 losses it incurred in marketing fundraising programs and from liabilities incurred by Spirco prior to its acquisition which were not disclosed at that time. On August 27, 1993, Spirco filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Innovo Group, Innovo and NASCO Products were not parties to the filing. Spirco's plan of reorganization was confirmed by the court on August 5, 1994, and became effective on November 7, 1994. Under the plan, administrative claims were paid in cash from funds borrowed under the Company's bank credit facility.
Leasall, a newly formed subsidiary of Innovo Group, acquired Spirco's equipment and plant and assumed the related equipment and mortgage debt, which Innovo Group had previously guaranteed, and Spirco was merged into Innovo Group which as a result acquired direct ownership of its other assets. Spirco claims which had been guaranteed by Innovo Group received full payment through the issuance of shares of Innovo Group common stock. Additionally, shares of Innovo Group common stock were issued to the Class 3 Trust which, in fiscal 1996, completed the process of selling those shares and distributing the proceeds to the Class 3 claimants, which were federal, state and local taxing authorities that had claims for income, sales, property and unemployment taxes. Unsecured claims did not receive any distribution, and were extinguished, under the plan of reorganization.

      The principal executive offices of the Company are located at 27 North Main Street, Springfield, Tennessee 37172. Its telephone number is (615) 384-0100. Unless the context requires otherwise, "the Company" refers to Innovo Group Inc. and its subsidiaries, and "Innovo Group" refers to Innovo Group Inc.

                                                             RECENT DEVELOPMENTS

Issuance of Common Stock and Changes in Management

      On August 13, 1997 the Company issued 6,750,000 shares of its common stock to the Smith Group, which is comprised of L.E. Smith, Daniel A. Page, J. Eric Hendrickson and Herb J. Newton. The Smith Group paid $1,350,000 for such shares of common stock. The purchase by the Smith Group was made pursuant to a Stock Purchase Agreement dated August 13, 1997 ("the Stock Purchase Agreement") by and between the members of the Smith Group, the Company, and Patricia Anderson-Lasko.

      The net proceeds to the Company, after the payment of the costs of the transaction, were approximately $1,300,000. The Company utilized
$150,000 of the net proceeds to repurchase and cancel its outstanding
Class I common stock purchase warrants. The Class I common stock purchase warrants had been issued in fiscal 1996 to the placement agent for certain debt and equity private placements, and was exercisable through August, 2001 for the purchase of 1,220,588 shares of common stock at a price of $.17 per share. The remaining net proceeds of approximately $1,150,000 were used to reduce operating liabilities and add to the Company's working capital. In November, 1997, the Company raised an additional $675,000 of equity capital through the private placement of 1.5 million shares of common stock. As described below the Company concurrently obtained the return of 1.5 million shares previously issued as the result of the exercise by the Company's president of the 1997 Stock Purchase Right Award; as a result, the private placement did not result in a new increase in outstanding shares.

      Under the terms of the Stock Purchase Agreement each member of the Smith Group was elected to the Company's board of directors. Concurrently, Scott Parliament, a member of the board of directors, resigned. As a result, the board of directors was comprised of the following eight individuals: L. E. Smith, Daniel A. Page, J. Eric Hendrickson, Herb Newton, Patricia Anderson-Lasko, Alexander Miller, Eleanor Schwartz and Marvin Williamson.

      The Stock Purchase agreement also provided that the Company would nominate these eight individuals as the Company's nominees for directors for its next annual stockholders' meeting. However, in December 1997, Eleanor Schwartz and Alexander Miller resigned as directors of the Company. Concurrently, with Ms. Schwartz's resignation, and her resignation, and that of herr husband, Philip Schwartz, as employees, the Company issued 150,000 shares to Mr. and Mrs. Schwartz as payment of (i) $54,000 owed to Mr. and Mrs. Schwartz for advances previously made to Thimble Square, and (ii) any amounts due under their employment contracts (which had entitled them to aggregate annual salaries of $76,000 through April, 1999). As the result of the resignations of Mrs. Schwartz and Mr. Miller the Company's board of directors is now composed of six individuals. See "Management."

     Concurrently and as a condition to the execution of the Stock Purchase Agreement, the Company executed employment contracts with each of L.E. Smith, Daniel A. Page and J. Eric Hendrickson, and also executed new employment contracts with Patricia Anderson-Lasko and Alexander Miller.
Mr. Smith became the chief executive officer of the Company under a two year employment contract that provides for an annual salary of $30,000 and the grant to Mr. Smith of 1,600,000 non-qualified stock options. Mr. Page became the chief operating officer of the Company under a two year employment contract that provides for an annual salary of $30,000 and the grant to Mr. Page of 1,200,000 non-qualified stock options. Mr. Hendrickson became the vice-president and treasurer of the Company under a two year employment contract that provides for an annual salary of $70,000. The new employment contract for Ms. Anderson-Lasko employs her for a two year term as the Company's president, and as the president of the Company's Innovo, Inc. and NP International, Inc. subsidiaries, at an annual salary of $157,500. The new employment contract for Mr. Miller employs him for a two year term as the Company's manager of investor relations at an annual salary, as amended, of $37,000 for the first year of the contract and $33,000 for the second year of the contract, and grants Mr. Miller 125,000 non-qualified stock options. See "Management-Employment Contracts" and "Management-Stock Options."

      As a condition to the Stock Purchase Agreement, Ms. Anderson-Lasko entered into a voting agreement with the Smith Group with respect to the shares of common stock over which Ms. Anderson-Lasko has sole voting power, and Ms. Anderson-Lasko granted first to the Smith Group, and second to the Company, a right of first refusal with respect to the shares of common stock acquired by her as the result of her exercise of the 1997 Stock Purchase Right Award and also agreed to certain limitations on the reoffer and resale of such shares. Ms. Anderson-Lasko had initially acquired, on August 3, 1997, 4 million shares, the maximum available, under the 1997 Stock Purchase Right Award, which was awarded to Ms. Anderson-Lasko in February, 1997. However, in November, 1997, Ms. Anderson-Lasko, at the request of the board of directors and to allow the Company to raise the equity capital obtained through the private placement described above without additional dilution, returned 1.5 million of such shares to the Company and gave up her right to acquire such 1.5 million shares under the 1997 Stock Purchase Right Award. Upon the return of such 1.5 million shares the note payable from Ms. Anderson-Lasko to the Company for the purchase of the shares under the 1997 Stock Purchase Right Award was proportionately reduced. Ms. Anderson-Lasko continues to own 2.5 million shares acquired as the result of the exercise of the 1997 Stock Purchase Right Award. See "Principal Stockholders," "Principal Stockholders-Voting Agreements," "Principal Stockholders-Rights of First Refusal," "Shares Eligible for Future Sale," and Note 5 of Notes to Condensed Consolidated Financial Statements. The Smith Group also executed an agreement with William T. Williams, an unaffiliated stockholder of the Company under which the Smith Group purchased 500,000 shares of common stock beneficially owned by Mr. Williams. Additionally, Mr. Williams agreed to certain limitations on the reoffer and resale of 1,500,000 shares of common stock beneficially owned by him and granted, first to the Smith Group and second to the Company, a right of first refusal to purchase any of such 1,500,000 shares that he might propose to offer or sell. See "Principal Stockholders-Rights of First Refusal," and "Shares Eligible for Future Sale."

New Accounts Receivable Factoring Agreement

    In December, 1997, the Company and First American National Bank, N.A. ("First American") executed the Combined Accounts Purchase and Securities Agreement, which is an accounts receivable factoring facility ("the First American Factoring Facility"). The First American Factoring Facility replaces the Company's previous factoring agreement with Riviera Finance. The First American Factoring Facility provides the Company with borrowings of up to $2 million based on 90% of the eligible accounts receivable of Innovo. Interest is paid in the form of a charge of 1% of each invoice factored, and an additional charge of 1/20 of 1% of factored invoices daily after 15 days, up to a maximum of 6% of an invoice. The factoring facility is collateralized by the assignment of Innovo's accounts receivable and inventories, and by a guarantee by Innovo Group. The agreement has an indefinite term, but may be terminated by the Company or by First American on 30 days notice.

Florida Retail Property

    The Company's Florida retail property, operated as Good Deal Mall, was acquired in fiscal 1995, and through August, 1997 the Company was engaged in readying it to operate as an indoor multivendor open space mall in which retailers operate from permanent booths. The Good Deal Mall has approximately 22,000 square feet of rentable space, which can accommodate up to 135 vendor merchants. The property was initially opened in August 31, 1997 with approximately 32 spaces, representing approximately 26% of the space available and monthly rentals of approximately $16,000, rented to merchants, generally on a monthly basis. The property has continued to operate at approximately that level of occupancy through November, 1997. However, in November, 1997, the Company decided to engage new management for the Good Deal Mall, and in connection therewith refine the long-term goals for the property. The Company has determined that the existing merchant lessees are not consistent with its revised plans, and has commenced steps to have that space vacated so that merchants consistent with the revised plans can be attracted. The Company currently anticipates that these steps will be completed in the first quarter of fiscal 1998.

                                                               USE OF PROCEEDS

      The Company will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Stockholders.

                                                               DIVIDEND POLICY

      The Company has never declared or paid a dividend on its common stock. The Company intends to retain any earnings to finance the growth and development of its business and does not expect to declare or pay any cash dividends on its common stock in the foreseeable future. The declaration of dividends is within the discretion of the Company's board of directors, which will review this dividend policy from time to time.
See "Risk Factors - Dividends."

                                            MARKET FOR THE COMPANY'S SECURITIES
                                                AND RELATED STOCKHOLDER MATTERS

      The Company's common stock is currently traded on the NASDAQ SmallCap Market under the symbol "INNO". The following sets forth the high and low bid quotations for the Company's common stock in such market for the periods indicated. This information, which has been adjusted to reflect the one-for-ten reverse stock split effected in June, 1995, reflects inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. No representation is made by the Company that the below quotations necessarily reflect an established public trading market in the Company's common stock.

                                                                                       High                            Low
                                                                                       _____                           ___

    Fiscal 1995
    ___________
      First Quarter (November to January)                                              3 1/8                           15/16
      Second Quarter (February to April)                                               4 1/16                          1 1/4
      Third Quarter (May to July)                                                      2 7/8                           1 1/2
      Fourth Quarter (August to October)                                               2 1/4                           1

  November 1995 (1)                                                                    1 1/8                           1/2

    Fiscal 1996
    ___________
      First Quarter (December to February)                                             7/8                             7/32
      Second Quarter (March to May)                                                    2 3/16                          17/64
      Third Quarter (June to August)                                                   1 3/4                           9/16
      Fourth Quarter (September
          through November)                                                            5/8                             3/16

    Fiscal 1997
    ___________
      First Quarter (December to February)                                             15/32                           5/32
      Second Quarter (March to May)                                                    5/16                            3/16
      Third Quarter (June through
          August)                                                                      31/32                           5/32
      Fourth Quarter (September through
          November)                                                                    27/32                           15/32

    Fiscal 1998
    ___________
      First Quarter (through
          December 18, 1997)                                                           23/32                           17/32

    (1) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year had ended on October 31.

      As of October 31, 1997, there were approximately 900 record holders of the Company's common stock.

      Under the rules of the NASDAQ, a company must, among other things, maintain total assets of $2 million, stockholders' equity of $1 million, a minimum bid price of $1 (or alternatively stockholders' equity of $2 million), and must remain current in the filing of reports under the Exchange Act in order to continue trading on the NASDAQ SmallCap Market. In November, 1995, the Company's common stock traded on the NASDAQ SmallCap Market pursuant to temporary exemptions granted while the Company took steps to comply with the stockholders' equity requirement, which was met when the Company's stockholders' equity increased to above $1 million during the first quarter of fiscal 1996. Additionally, although the Company's common stock generally traded at prices below $1.00 between November, 1995 and May, 1996, and has generally traded at prices below $1.00 since July, 1996, the Company has been able to maintain its NASDAQ SmallCap listing by complying with the alternative $2 million stockholders' equity requirement. If the Company's stockholders' equity were to fall below $2 million due to operating losses or for other reasons and the Company's common stock was not trading at prices above $1.00, the Company could face delisting unless it took action to increase the minimum bid price of its common stock to $1.00, or to increase its stockholders' equity to above $2 million.

    On August 22, 1997 the Commission approved revisions to the listing requirements for the NASDAQ SmallCap Market. Among the changes approved are continuing listing standards that require that (i) listed companies have either net tangible assets of $2 million, a market capitalization of $35 million, or have reported $500,000 of net income in two of the last three years, and that (ii) listed common stocks maintain a minimum bid price of $1.00. The existing NASDAQ requirements for stockholders' equity of $1 million, and the alternative of stockholders' equity of $2 million in lieu of a $1.00 bid price, were eliminated. The revised continuing listing requirements are effective February 22, 1998. With respect to the requirement for net tangible assets, market capitalization or net income, the Company will initially seek to comply with the net tangible asset test. At August 31, 1997 the Company had net tangible assets (stockholders' equity less goodwill) of approximately $2,266,000. The Company believes that it can maintain compliance with the $2 million requirement; however, there can be no assurance in that regard. With respect to the $1.00 minimum bid requirement, if, by February 22, 1998, the Company's common stock has not been trading at or above $1.00 for the required period (generally 10 consecutive days out of the last 90 days) then the Company will be required to effect a reverse stock split or take other actions to increase the price of its common stock to above $1.00 or elect to delist from the NASDAQ SmallCap Market.

      Although the Company will continually use its best efforts to maintain its NASDAQ SmallCap listing, there can be no assurance that it will be able to do so. If, in the future, the Company is unable to satisfy the NASDAQ criteria for maintaining listing, its securities would be subject to being delisted, and trading, if any, in the Company's securities would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or on the over-the-counter "OTC Bulletin Board". As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices, of the Company's common stock.

      The Company has never declared or paid a dividend and does not anticipate paying dividends on its common stock in the foreseeable future. In deciding whether to pay dividends on the common stock in the future, the Company's Board of Directors will consider factors it deems relevant, including the Company's earnings and financial condition and its working capital expenditure requirements.

                                                               CAPITALIZATION

      The following table sets forth the capitalization of the Company at August 31, 1997.

                                                                                                Actual               pro forma (4)
                                                                                               ________              _________
                                                                                                       (in thousands)
      Notes payable (1)                                                                        $  1,584                  $  1,584
      Long-term debt, including
        current maturities of $271 (1)                                                            2,369                     2,369
                                                                                                _______                   _______
          Total Debt (1)                                                                          3,953                     3,953
                                                                                                _______                   _______

      Stockholders' Equity:
        Common Stock, $.01 par value;
          70,000,000 shares authorized,
          44,256,133 (actual and pro forma)
          shares issued (2)                                                                         442                      442
        Additional paid-in capital                                                               28,087                   28,340
        Note receivable (3)                                                                      (1,125)                    (703)
        Deficit                                                                                 (21,989)                 (21,989)
        Treasury stock (119,691 shares)                                                          (2,426)                  (2,426)
                                                                                                _______                   ______
          Total Stockholders' Equity                                                              2,989                    3,664
                                                                                                _______                   ______

      Total Capitalization                                                                     $  6,942                  $ 7,617
                                                                                                _______                   ______

_________________________

(1) See Notes 5 and 6 of Notes to Consolidated Financial Statements for information regarding the Company's debt. Includes $1,187,000 outstanding under the Company's factoring agreement with Riviera Finance, which was replaced in December, 1997 with the First American Factoring Facility. See "Recent Developments - New Accounts Receivable Factoring Facility."

(2) Excludes (i) 1,075,758 shares of common stock issuable upon the exercise of outstanding Common Stock Purchase Warrants (of which 265,000 shares represent shares issuable upon the exercise of Class E and Class G warrants which were exercised in September, 1997),
         (ii) 100,000 shares of common stock reserved for issuance pursuant to the exercise of options under the Company's Stock Option Plan, and (iii) 200,000 shares of common stock pledged by the Company to secure its appeal bond in the Tedesco litigation. See "The Company", "Recent Developments," "Legal Proceedings", "Management - Stock Options," "Description of Securities", Note 8 of Notes to Consolidated Financial Statements and Notes 4 and 5 of Notes to May 31, 1997 Condensed Consolidated Financial Statements.
(3) Note payable to the Company from the exercise of the 1997 Stock Purchase Right Award.

(4)      Pro forma for the effects of the November, 1997 private placement of
         1.5 million shares of common stock for proceeds of $675,000 and the concurrent return to the Company of 1.5 million shares of common stock previously issued as the result of the exercise of the 1997 Stock Purchase Right Award. The note payable to the Company from the exercise of the 1997 Stock Purchase Right Award was reduced by $421,875 ($.28125 per share) upon the return of such 1.5 million shares. The other issuances of common stock subsequent to August 31, 1997 did not have a material effect on the Company's financial condition. See "Recent Developments."

                                            SELECTED CONSOLIDATED FINANCIAL DATA
                                           (In thousands, except per share data)

         The following selected consolidated financial data as of and for the fiscal years ended November 30, 1996 and October 31, 1995, 1994, 1993 and 1992 are derived from the consolidated financial statements of the Company, which have been audited by BDO Seidman, LLP, independent certified public accountants. The selected consolidated financial data presented below for the nine months ended August 31, 1997 and 1996 and is derived from the Company's unaudited consolidated financial statements for those periods and reflect, in management's opinion, all adjustments necessary for a fair presentation of the consolidated financial position and results of operations for those periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the full year. All of the information presented herein should be read in conjunction with the consolidated financial statements incorporated by reference in this Prospectus.

                                                 Year                            Year Ended                    Nine Months Ended
                                                Ended                            October 31,                      August 31,
                                             November 30, ___________________________________________          ________________
Income Statement Data:                       1996 (1)(2)     1995             1994        1993        1992     1997(2)    1996(2)
                                             ___________   ___________________________________________         ______     ______
                                                           (000's except per share amounts)
Net Sales                                     $ 7,391      $ 5,276          $ 8,028      $12,468    $12,768    $ 7,230    $ 5,704
Cost of Goods Sold                              4,853        3,808            5,044        6,998      8,899      4,530      3,551
Gross Profit                                    2,538        1,468            2,984        5,470      3,869      2,700      2,153
Operating Expenses                              4,478        3,134            5,389(3)     5,023      4,723      3,607      2,198
Income (loss) from operations                  (1,940)      (1,666)          (2,405)         447       (854)      (807)    (1,045)
Interest expense                                 (963)        (511)            (821)        (960)      (836)      (678)      (515)
Income (loss) before income taxes
 (benefit)                                     (3,088)         (67)(4)       (4,124)        (223)    (1,622)    (1,349)    (1,487)
Income (loss) from
  continuing operations                        (3,088)         (67)(4)       (7,905)(5)     (661)(5)   (843)    (1,349)    (1,487)
Income (loss) per share
 from continuing operations                      (.23)        (.03)           (3.99)        (.63)      (.79)      (.04)      (.13)
Supplemental loss per share from
  continuing operations (6)                         -            -            (3.77)        (.14)         -          -          -
Income(loss) from discontinued
 operations (7)                                     -         (626)            (685)      (7,268)    (2,117)         -          -
Income(loss) per share from
 discontinued operations (7)                        -         (.24)            (.34)       (6.92)     (1.95)         -          -

Extraordinary gain (loss) (8)                       -         (258)             699            -          -          -          -
Extraordinary gain (loss) per share                 -         (.09)             .35            -          -          -          -

Net income (loss)                              (3,088)        (951)          (7,891)      (7,929)    (2,896)    (1,349)    (1,487)
Net income (loss) per share                      (.23)        (.36)           (3.98)       (7.55)     (2.74)      (.04)      (.13)

Cash dividends declared
 per common share                                   -            -                -            -          -          -          -
Weighted Average Shares of
 Common Stock and Common Stock
 Equivalents Outstanding                       13,613        2,616            1,982        1,050      1,055     31,046     11,199

Balance Sheet Data:
Total Assets                                  $ 9,433      $ 5,667          $11,143      $19,351    $29,957    $10,871    $11,187
Long-Term Debt                                  3,303        1,565            1,514        1,759      1,962      2,389      4,553
Common Stock Issuable (9)                           -            -                -        2,911          -          -          -
Redeemable Common Stock (10)                        -            -            1,423        1,423          -          -          -
Stockholders' Equity                            2,275         (230)          (2,372)         951      7,520      2,989      2,778

_______________

(1) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year ended on October 31. The results of operations and cash flows for the transition period of November 1, 1995 to November 30, 1995 are separately presented in the Company's consolidated financial statements.

(2) Includes the effects of the acquisition of Thimble Square, accounted for under the purchase method of accounting, beginning April, 1996. See Note 2 of Notes to Consolidated Financial Statements.

(3) Operating expenses for fiscal 1994 include plant consolidation charges of $470,000 ($.20 per share) relating to the consolidation of the Company's manufacturing facilities. See Note 1(l) of Notes to Consolidated Financial Statements.

(4) Includes other income of $1.9 million from the settlement of litigation. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations".

(5) Includes the effect of additions to the deferred tax valuation allowance of $3,679,000 ($1.86 per share) and $624,000 ($.59 per share) in fiscal 1994 and
1993, respectively.

(6) Represents net loss per share adjusted to treat as outstanding from the date of the loans the 229,720 shares of common stock issued in fiscal 1994 to extinguish certain borrowings. See Note 8 of Notes to Consolidated Financial Statements.

(7) Reflects the operations and July 1995 sale of the import operations of NASCO Products, the operations and May 1993 sale of the fundraising program direct marketing operations of Spirco and the operations and loss from the disposal of Sportswear. See Note 3 of Notes to Consolidated Financial Statements.

(8) Represents gains and losses resulting from the Chapter 11 reorganization of Spirco. See Note 4 of Notes to Consolidated Financial Statements.

(9) Represents obligations extinguished subsequent to October 31, 1993 by the issuance of common stock. See Note 8 of Notes to Consolidated Financial Statements.

(10) Represents 189,761 shares of common stock, which were issued in September 1993 to extinguish $1,423,000 of debt and accrued interest, which the Company could have been required to repurchase at $7.50 per share between January 1994 and April 1995. See Note 8 of Notes to Consolidated Financial Statements.

                                                                 MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information regarding the directors and executive officers of the Company as of the date hereof.

Name                                                   Age                 Position
____                                                   _______             ________
L. E. Smith                                            49                  Chairman of the Board; Chief
                                                                           Executive Officer and Director

Patricia Anderson-Lasko(2)                             38                  President and Director

Daniel A. Page                                         49                  Chief Operating Officer and
                                                                           Director

J. Eric Hendrickson(2)                                 45                  Vice President; Treasurer and
                                                                           Director

Herb J. Newton(1)(2)(3)                                47                  Director

Marvin Williamson (1)(2)(3)                            58                  Director

(1)             Member of the Audit committee of the board of directors.
(2) Member of the executive compensation committee of the board of directors.
(3)             Member of the stock option committee of the board of directors.

      L. E. Smith became the chairman and chief executive officer of the Company in August, 1997. For more than five years prior thereto Mr. Smith has served as the president of Smith & Smith, Inc., a privately held company engaged in real estate investing in Tennessee. Mr. Smith is also the managing partner of Forbus Capital, LLC, Capital Management, LLC and Crawford Properties, LLC, each of which is a privately held real estate investment company.

      Patricia Anderson-Lasko has been President and a director of the Company since August 1990, and President of Innovo since her founding of that company in 1987. From August, 1990 until August, 1997 Ms. Anderson-Lasko was also the Chairman and Chief Executive Officer of the Company.

      Daniel A. Page became the chief operating officer and a director of the Company in August, 1997. From June, 1993 until August, 1997, Mr. Page was the principal operating and executive officer of Southeast Mat Company, a privately held manufacturer of automobile mats. Prior thereto Mr. Page was the president of Tennessee Properties Company, a privately held real estate development company.

      J. Eric Hendrickson became vice president, treasurer and a director of the Company in August, 1997. From February, 1997 until August, 1997, Mr. Hendrickson was engaged as a consultant for Smith & Smith, Inc. From December 1995 until February, 1997 Mr. Hendrickson held an executive officer and director position with a state chartered bank, and from February, 1994 until May, 1995 held a similar position with a regional banking subsidiary of a federally chartered bank holding company. From November, 1984 until February, 1994 Mr. Hendrickson held various executive positions with banking subsidiaries of NationsBank, N.A.

      Herb J. Newton became a director of the Company in August, 1997. Mr. Newton's principal occupation for in excess of the last five years has been the ownership of retail automobile dealer franchises.

      Marvin Williamson has been a director of the Company since August 1990. From April 1982 to June 1987, he was a Vice President and Mortgage Sales Manager for First Boston Corp. in New York City. From June 1987 through August 1990 he was Vice President of Mortgage Sales for Greenwich Capital, Greenwich, Connecticut. From August 1990 to April 1991 Mr. Williamson was a Senior Vice President with Alliance Funding Co. in Montvale, New Jersey. In April 1991 he left Alliance Funding Co. to establish his own business, Marvin Williamson Associates, a mortgage investment brokerage and consulting firm in New Canaan, Connecticut. Mr. Williamson is currently a registered representative of First Sentinel Securities Ltd., a member firm of the National Association of Securities Dealers, Inc.

      Each of the Company's directors is elected at the annual meeting of stockholders and serves until the next annual meeting or until his successor has been elected and qualified. Vacancies in the board of directors are filled by a majority vote of the remaining members of the board of directors. Pursuant to the Stock Purchase Agreement, the Company has agreed that the current seven members of the board of directors will be the Company's director nominees at the next annual meeting of stockholders.

      Executive officers of the Company are elected on an annual basis and serve at the discretion of the board of directors.


Executive Compensation

      The following table sets forth summary information concerning compensation paid or accrued by or on behalf of the Company's chief executive officer. No other executive officer of the Company received compensation of or in excess of $100,000 in fiscal 1996.

                                                         Summary Compensation Table


                                                                                           Long Term Compensation
                                                                                           ______________________
                                             Annual Compensation                                Awards             Payouts
                                             ___________________                                ______             _______
                                                                    Other
                                                                    Annual       Restricted                   LTIP       All Other
                                                                    Compen-      Stock                                   Compen-
Name and Principal                                                  sation       Award(s)   Options/          Payouts    sation
Position                  Year      Salary($)    Bonus($)          ($)          ($) (1)   (#)                ($)         ($)
________                  ____      _________    ________          ______       _______   ________           _______     ________
Patricia Anderson-        1996      $171,354          -             1,346(3)        0          0                 0         -
Lasko                     1995       175,000(2)            -             1,346(3)        0          0                 0         -
President                 1994       175,000               -             2,791(3)        0          0                 0         -

(1) No executive officer received or held restricted stock awards during or at the end of fiscal 1996, 1995, or 1994, or received, exercised or held stock options during or at the end of fiscal 1996, 1995 or 1994.

(2) At the request of the Company Ms. Anderson-Lasko deferred the payment of $51,000 of her fiscal 1995 salary until fiscal 1996.

(3) During fiscal 1996, 1995 and 1994 Ms. Anderson-Lasko received life insurance benefits in the aggregate amount of $1,346, $1,346 and $2,019, respectively, and, in fiscal 1994, health insurance benefits in the aggregate amount of $772.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

          Ms. Anderson-Lasko served on the executive compensation committee of the board of directors during fiscal 1996. Although Ms. Anderson-Lasko, the Company's President, and during fiscal 1996 its chief executive officer and Chairman of the Board, served on the Company's executive compensation committee, she did not participate in any decisions regarding her own compensation as an executive officer. The remaining members of the executive compensation committee were not officers of the Company.

Employment Agreements

          In August, 1997 the Company executed employment agreements with each of L. E. Smith, Daniel A. Page and J. Eric Hendrickson, and also executed new employment agreements with Patricia Anderson-Lasko and Alexander K. Miller. Mr. Smith became the chief executive officer of the Company under an employment agreement that provides for an annual salary of $30,000. Mr. Page became the chief operating officer of the Company under an employment agreement that provides for an annual salary of $30,000. Mr. Hendrickson became the vice-president and treasurer of the Company under an employment agreement that provides for an annual salary of $70,000. The new employment agreement for Ms. Anderson-Lasko employs her as the Company's president, and as the president of the Company's Innovo, Inc. and NASCO Products International, Inc. subsidiaries, at an annual salary of $157,500. The new employment contract for Mr. Miller employs him as the Company's manager of investor relations at an annual salary of $37,000 for the first year of the contract and $33,000 for the second year of the contract.


          Each of the employment agreements of Ms. Anderson-Lasko and Messrs. Smith, Page and Hendrickson are for initial terms of two years and provide that the agreement shall automatically renew for successive one year terms unless terminated by either party. The employment agreement for Mr.
Miller, as amended, is for a two year term but does not automatically renew. Each of the agreements also provides for the payment of a termination benefit equal to one year's salary, payable in twelve monthly installments, upon the termination of employment, for any reason, during the term of the contract (including extensions thereof).

          Pursuant to the employment agreements with Messrs. Smith, Page and Miller, the Company granted to those individuals non-qualified stock options exercisable for the purchase of 1,600,000 shares, 1,200,000 shares and 125,000 shares of common stock, respectively. See "-Stock Options."

Stock Options

          The Company has adopted a stock option plan (the "1991 Plan") pursuant to which an aggregate of 100,000 shares of common stock had been reserved for issuance to officers, directors, consultants and employees of the Company and its subsidiaries upon exercise of non-qualified options and exercise of "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended) issuable under the 1991
Plan. The primary purpose of the 1991 Plan is to attract and retain capable executives, consultants and employees by offering them stock ownership in the Company. The 1991 Plan was originally adopted by the board of directors on December 11, 1991, and amended and ratified by the board of directors on April 10, 1992. The 1991 Plan was approved by the Company's shareholders at the annual meeting of shareholders on May 28, 1992.

          The 1991 Plan is administered by the stock option committee appointed by the Company's board of directors. The current members of the stock option committee are Messrs. Newton and Williamson. No member of the stock option committee will be eligible to participate in a grant of options pursuant to the 1991 Plan.

          The stock option committee will determine, among other things, the persons to be granted options, the number of shares subject to each option and the option price. The exercise price of any incentive stock option granted under the 1991 Plan to an eligible employee must be equal to the fair market value of the shares on the date of grant and, with respect to persons owning more than 10% of the outstanding common stock, the exercise price may not be less than 110% of the fair market value of the shares underlying such option on the date of grant. The exercise price for non-qualified options must be at least 50% of the fair market value of the shares on the date of issue. The stock option committee will determine the terms of each option and the manner in which it may be exercised. No option may be exercisable more than ten years after the date of grant, except for those held by optionee who own more than 10% of the Company's common stock, which may not be exercisable more than five years after the date of grant. Options are not transferable except upon the death of the optionee.

          The board of directors may amend the 1991 Plan from time to time; however, without stockholder approval, the 1991 Plan may not be amended to:
(i) increase the aggregate number of shares subject to the 1991 Plan; (ii) materially increase the benefits accruing to participants under the 1991 Plan; (iii) change the class of individuals eligible to receive options under the 1991 Plan; or (iv) extend the term of the 1991 Plan.

          As of the date hereof, the Company had outstanding no options to acquire shares of the Company's common stock held by officers and other employees of the Company under the 1991 Plan. No options granted under the 1991 Plan have been exercised.

          The Company's board of directors may also grant non-qualified stock options, or stock awards, other than pursuant to the 1991 Stock Option
Plan.  In August, 1997, the Company granted to Messrs. Smith, Page and
Miller non-qualified stock options ("the 1997 Non-Qualified Options") for the purchase of 1,600,000 shares, 1,200,000 shares and 125,000 shares of common stock, respectively. The 1997 Non-Qualified Options granted to Messrs. Smith, Page and Miller vest and become exercisable rateably over the two year period from August 1, 1997 to July 31, 1999. Unvested 1997 Non-Qualified Options are forfeited at any termination of employment. However, the vesting of any unvested and unforfeited 1997 Non-Qualified Options will accelerate, and vest immediately, upon (i) the market price of the Company's common stock reaching $1.00, or (ii) a change in the control of the Company which is not approved by the Company's board of directors.
For the purposes of the 1997 Non-Qualified Options, a change in control is defined as the acquisition by any person or group of shares of common stock representing 25 percent of the Company's outstanding common stock. Vested 1997 Non-Qualified Options remain exercisable until August, 2002 at a price of $.3315 per share, which represents the market price of the Company's common stock at the time the terms of the employment agreements and options were agreed to in a letter of intent which preceded the execution of the Stock Purchase Agreement.

                                                       PRINCIPAL STOCKHOLDERS

          The following table sets forth information with respect to the beneficial ownership of the Company's common stock as of the date hereof by
(i) each of the Company's executive officers or directors or who is a stockholder, (ii) each person known to the Company to be the beneficial owner of more than five percent of the outstanding shares of the common stock, and (iii) all directors and executive officers of the Company as a group.

                                                                       Shares Beneficially Owned (1)
                                                            ________________________________________________
                Name                                                  Number                                       Percent
_____________________________________________________________________________________
L.E. Smith (2)                                                         3,322,002 (3) (4)                            7.4%
27 North Main Street
Springfield, Tennessee 37172

Patricia Anderson-Lasko                                                2,861,439 (5) (6) (7) (8)                    6.4%
27 North Main Street
Springfield, TN 37172

Daniel A. Page  (2)                                                    2,738,330 (9)                                6.1%
27 North Main Street
Springfield, Tennessee 37172

J. Eric Hendrickson (2)                                                  500,000                                    1.1%
27 North Main Street
Springfield, Tennessee 37172

Marvin M. Williamson                                                      22,000                                      *
53 Fitch Lane
New Canaan, CT  06840

Herb J. Newton  (2)                                                    2,308,335                                    5.2%
2865 Camp Branch Road
Buford, Georgia 30519

All Executive Officers                                                11,752,106           (2) (3) (4) (5)         25.9%
and Directors as a Group                                                                   (8) (9)
(6 persons)

_________________
* Less than 1%.

(1) Pursuant to the rules of the Securities and Exchange Commission, certain shares of the Company's common stock that a beneficial owner set forth in this table has a right to acquire within 60 days of the date hereof pursuant to the exercise of stock options or common stock purchase warrants are deemed to be outstanding for the purpose of computing the percentage ownership of that owner but are not deemed outstanding for the purpose of computing percentage ownership of any other beneficial owner shown in the table. Shares outstanding and eligible to vote exclude 200,000 shares held as an appeal bond for the Company's appeal of the Tedesco litigation (see Note 8 of Notes to Consolidated Financial Statements). Under the terms of the bond, such shares are not eligible to vote.

(2) Messrs. Smith, Page, Hendrickson and Newton are deemed to be a "group" (the Smith Group) for purposes of Section 13(d) of the Exchange Act. In certain circumstances the Smith Group may be entitled to direct the manner in which shares owned by Patricia Anderson-Lasko are voted, and the Smith
Group holds rights of first refusal with respect to certain shares of common stock. See "-Voting Agreements," and "-Rights of First Refusal."

(3) Includes 2,458,335 shares owned by Forbus Investments, L.P., a limited partnership comprised of members of the family of Mr. Smith. The management of Forbus Investments, L.P. resides in two general partner limited liability companies controlled by Mr. Smith. Mr. Smith disclaims beneficial ownership of the shares owned by Forbus Investments, L.P.

(4) Includes 466,666 shares subject to options exercisable, or which become exercisable within 60 days of the date hereof, by Mr. Smith.

(5) Includes 79,432 shares owned by DWL International, a corporation in which Ms. Anderson-Lasko's spouse, Donald W. Lasko, holds a controlling interest.

(6) Includes 2.5 million shares purchased by Ms. Anderson-Lasko pursuant to the 1997 Stock Purchase Right Award, awarded to her in February, 1997. Under the terms of the 1997 Stock Purchase Right Award, Ms. Anderson-Lasko was permitted to, and elected to, pay for the purchase of the 2.5 million shares ("the 1997 Award Shares") by the execution of a non-recourse note
("the Note") to the Company for the exercise price of $.28125 per share ($703,125) in the aggregate). The Note is due, without interest, on April
30, 2002, and is collateralized by the 1997 Award Shares purchased therewith. Ms. Anderson-Lasko may pay, or prepay (without penalty) all or any part of the Note by (i) the payment of cash, or (ii) the delivery to the Company of other shares of the Company's common stock (other than the 1997 Award Shares) that Ms. Anderson-Lasko has owned for a period of at least six months, which shares would be credited against the Note on the basis of the closing bid price for the Company's common stock on the date of delivery. The 1997 Award Shares will be forfeited and returned (at the rate of one shares per $.28125) to the Company to the extent the Note is not paid on or before its maturity; accordingly, the number of shares owned by Ms. Anderson-Lasko could decrease in the future.

(7) In certain circumstances the Smith Group may be entitled to direct the manner in which shares owned by Ms. Anderson-Lasko are voted. See "-Voting Agreements."

(8) Includes 2.5 million shares (the 1997 Award Shares) as to which the Smith Group holds rights of first refusal. See "-Rights of First Refusal."

(9) Includes 350,000 shares subject to options exercisable, or which become exercisable within 60 days of the date hereof, by Mr. Page.

Voting Agreement

          The Smith Group and Patricia Anderson-Lasko have entered into a voting agreement under which Ms. Anderson-Lasko has agreed for a period of two years commencing August 13, 1997 to vote, in the manner directed by the Smith Group, such number of shares of common stock as to which she has sole voting power as equals one-half of the excess, if any, of the number of shares of the Company's common stock as to which Ms. Anderson-Lasko has sole voting power over the number of shares of the Company's common stock as to which the Smith Group has sole or shared voting power. However, Ms. Anderson-Lasko is not required to vote any shares as directed by the Smith
Group if the Company's net income, as determined under generally accepted accounting principles and as reported in the reports filed by the Company under the Exchange Act, is for the twelve month period ending as of the latest fiscal quarter for which a quarterly report or annual report has been filed by the Company with the Commission under the Exchange Act as of the applicable voting date, not greater than (or net loss is not less than) the net income or loss for the comparable twelve month period of the prior year. Additionally, Ms. Anderson-Lasko is not required to vote as directed by the Smith Group if such vote would be contrary to a recommendation of the Company's board of directors. As of the date hereof, Ms. Anderson-Lasko would, under the formula in the voting agreement, not be required to vote any shares as directed by the Smith Group.


Rights of First Refusal

         Under an agreement between Patricia Anderson-Lasko and the Smith Group, Ms. Anderson-Lasko has granted first to the Smith Group and second to the Company a right of first refusal to purchase any of the 1997 Award Shares that she might propose to offer or sell, exercisable generally on terms equal to those of the intended offer or sale. Ms. Anderson-Lasko has also agreed to certain restrictions on her reoffer and resale of the 1997 Award Shares. See "Shares Eligible for Future Sale."

          Under an agreement between William T. Williams and the Smith Group Mr. Williams has granted first to the Smith Group and second to the Company a right of first refusal to purchase any of a certain 1,500,000 shares of common stock beneficially owned by him that he might propose to offer or sell, exercisable generally on terms equal to those of the intended offer or sale. Mr. Williams has also agreed to certain restrictions on her reoffer and resale of such 1,500,000 shares. See "Shares Eligible for Future Sale."

                                                          SELLING STOCKHOLDERS

                The following table sets forth (i) the amount and percentage of shares of common stock beneficially owned by each Selling Stockholder prior to this offering, (ii) the number of such shares being offered by each Selling Stockholder to the public from time to time pursuant hereto and
(iii) the amount and percentage of shares of common stock owned beneficially by each of the Selling Stockholders upon completion of this offering (assuming the sale by the Selling Stockholders of all the shares of common stock offered by means of this prospectus).

                                                                                                  Beneficially    Shares
                                               Shares Beneficially                                Shares           Owned After
                                             Owned Prior to the Offering(1)                       Being            The Offering
                                       ____________________________________                       Offered          ___________
          Name                         Shares                              %                      __________       Number      %
          ____                         ______                             ___                                      ______     ___
Douglas Fleck                          275,000                            *                       275,000          -          -
Josephine Finnegan                     400,000                            *                       400,000          -          -
William T. and Virginia
  C. Williams                          1,557,000                          3.5%                    1,500,000(2) 57,000         *
Quanta, Ltd.                              75,000                          *                          75,000        -          -
Martha H. Morris                         600,000                          1.3%                      600,000(3)  -             -
Thomas E. Looney                         300,000                          *                         300,000(3)  -             -
Delaware Charter
  Guarrantee and Trust
  Co., trustee FBO Dr.
  John G. Looney rollover
  IRA                                    600,000                          1.3%                     600,000(3)      -          -
Philip and Eleanor
  Schwartz                               569,973                          1.3%                     150,000         419,973(4) -
Forbus Investments,
  L.P. (3) (4)                         2,458,335                          5.5%                    2,458,335        -          -
Daniel A. Page (4)                     2,388,330                          5.4%                    2,083,330        305,000    *
J. Eric Hendrickson (4)                  500,000                          1.1%                      500,000        -          -
Herb J. Newton (4)                     2,308,335                          5.2%                    2,208,335        100,000    *

*  less than 1 percent

(1) Excludes shares which Mr. Page may obtain upon the exercise of stock options. See "Principal Stockholders."

(2) Mr. Williams has granted to the Smith Group and to the Company certain rights of first refusal with respect to the shares offered by means of this Prospectus, and has agreed to certain limitations on the reoffer and resale of such shares. See "Principal Stockholders-Rights of First Refusal," and "Shares Eligible for Future Sale."

(3) Martha H. Morris, Thomas E. Looney and the Delaware Charter Guarantee and Trust Co., trustee FBO Dr. John G. Looney Rollover IRA ("the John G.
Looney IRA Trust") have each agreed, as to the shares of common stock being offered by means of the Prospectus constituting a part of this Registration Statement, to limit sales to 25,000, 12,500 and 25,000 shares, respectively, per month on a cumulative basis, through November, 1999. See "Description of Securities" and "Shares Eligible for Future Sale."

(4) The offer and sale of such 419,973 shares by Mr. and Mrs. Schwartz was previously registered under the Act. Mr. And Mrs. Schwartz have agreed, with respect to such 419,973 shares, to limit sales to 20,000 shares per week. Such limitation dies not apply to the shares of common stock being offered by means of the Prospectus constituting a part of this Registration Statement.

(5) Under the rules of the Commission, L. E. Smith may be deemed to be the beneficial owner of the shares of common stock owned by Forbus Investments, L.P. Mr. Smith disclaims beneficial ownership of the shares of common stock owned by Forbus Investments, L.P. See "Principal Stockholders."

(6) Messrs. Smith, Page and Hendrickson are executive officers of the Company, and Messrs. Smith, Page, Hendrickson and Newton are directors of the Company. See "Management."

                                                     DESCRIPTION OF SECURITIES

Common Stock

          Pursuant to the Certificates of Incorporation, the Company is authorized to issue 70 million shares of common stock, $.01 par value per share. As of the date hereof, the Company had outstanding 44,626,442 validly issued, fully paid and nonassessable shares of common stock.

          Holders of the common stock are entitled to one vote for each share held of record in each matter properly submitted to such holders for a vote. Subject to the rights of the holders of any other outstanding series of stock the board of directors of the Company may designate from time to time, holders of common stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the board of directors out of assets legally available therefore, and (ii) any excess assets available upon the liquidation, dissolution, or winding up of the Company.

         The board of directors may issue the additional shares of common stock, up to the authorization of 70 million shares, without soliciting additional stockholder approval. The existence of authorized but unissued shares of the Company's common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interest of the Company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction, by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock

          The Company does not presently have an authorized class of preferred stock.

Common Stock Purchase Warrants

          In May, 1996, the Company issued 50,000 Class G common stock purchase warrants, together with 187,500 shares of its common stock, in satisfaction of certain liabilities aggregating approximately $56,000. The Class G common stock purchase warrants are exercisable at a price of $.28 per share through May, 1998. 15,000 Class G common stock purchase warrants were exercised in September, 1997, and as of the date hereof there remain outstanding 35,000 Class G common stock purchase warrants. The resale of the shares issuable upon the exercise, if any, of the Class G common stock purchase warrants has been registered under the Securities Act.

          In August, 1996, as part of a private placement of units comprised of shares of its common stock and common stock purchase warrants, the Company issued 775,758 Class H common stock purchase warrants exercisable for five years at a price of $.52 per shares. The Class H common stock purchase warrants expire August, 2001.

          The exercise price of the common stock purchase warrants is subject to adjustment based on anti-dilution provisions that are triggered upon a stock dividend, stock split, reverse stock split, reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Company's assets.

Registration Rights

          The holders of the 1.5 million shares issued by the Company in the November, 1997 private placement are entitled to certain demand and piggy-back registration rights with respect to such shares of common stock.
These rights provide, generally, that upon the request of the holders of a majority of such 1.5 million shares of common stock the Company shall, as soon as practicable, give written notice of such request to all holders of such common stock and then, as soon as practicable thereafter, shall file a registration statement covering the number of shares as to which the holders of such common stock have requested registration. Additionally, the holders of such 1.5 million shares of common stock are entitled to the "piggy-back" registration of such shares of common stock if the Company proposed to register any of its securities under the Securities Act, except that, among other conditions, the underwriters of any offering have the right to limit the number of shares included in such registration. Martha
H. Morris, Thomas E. Looney and the John G. Looney IRA Trust, which are the holders of 600,000, 300,000 and 600,000, respectively, of such 1.5 million sharers, have each aggreed to limit sales of such shares to 25,000, 12,500 and 25,000 sharres, respectively, per month on a cumulative basis, throuh November, 1999. The pigyback registration rights with respect to such 1.5 million shares have been exercised in connection with the registration statement of which this Prospectus forms a part. See "Selling Stockholders."

Certain Provisions Relating to Share Acquisitions

          Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203.
The Company has made no such election and is therefore governed by Section
203. Such anti-takeover provision may have an adverse effect on the market for the Company's securities.

Indemnification and Limitation of Liability

          The Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify its officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Amended and Restated Certificate of Incorporation also provides that, pursuant to Delaware law, the Company's directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the Company and its stockholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities for environmental laws.

          At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer and Warrant Agent

          The transfer agent for the Company's common stock is American Securities Transfer, Lakewood, Colorado.

                                                SHARES ELIGIBLE FOR FUTURE SALE

          As of the date hereof, 44,626,442 shares of common stock are issued and outstanding, and an additional 810,758 shares of common stock are issuable upon exercise of the common stock purchase warrants. Of the shares of common stock outstanding, 442,839 shares are "restricted securities" as defined under the Securities Act. Additionally, 822,000 shares of common stock, while not restricted shares, are owned by affiliates and are not the subject of an effective registration statement. Such 1,264,839 shares may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

          In general, Rule 144 allows a stockholder who has beneficially owned restricted shares for at least one year (including persons who may be deemed "affiliates" of the Company under Rule 144) to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Company's common stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about the Company. A stockholder who is deemed not to have been an "affiliate" of the Company for at least 90 days and who has beneficially owned his restricted shares for at least two years would be entitled to sell his shares under Rule 144 without regard to these requirements. Also, affiliates are entitled to sell shares of the non-restricted but unregistered securities under the volume limitations of Rule 144 without having to first satisfy a holding period.

          As of the date hereof, the one year holding period had been satisfied with respect of 284,007 restricted shares which could therefore be sold subject to the volume limitations of Rule 144, and the two year holding period had also been satisfied with respect to an additional 158,832 shares held by non-affiliates and could therefore be sold without compliance with the volume restrictions under Rule 144.

          Patricia Anderson-Lasko has agreed that until the later of (i) 90 days following the termination of her employment or other affiliation with the Company (except for affiliation resulting only from the ownership of common stock), or (ii) one year from the August 13, 1997 date of the agreement, she would not reoffer or resell any of 1997 Award Shares, except for (a) offers and sales of 1997 Award Shares up to an aggregate of 500,000 1997 Award Shares during each six month period commencing with the six month period that begins on the first anniversary of the agreement, (b) offers and sales affected through privately negotiated transactions, provided that the purchaser in any such privately negotiated transaction agrees to be bound by the terms of the resale limits, including such portion of the semi-annual 500,000 share sale limit as may be allocated to it in negotiation between the purchaser and Ms. Anderson-Lasko, and (c) a sale of any of the 1997 Award Shares in response to an offer made generally to all stockholders of the Company in connection with a proposed or intended acquisition of a controlling interest in the Company. Ms. Anderson-Lasko has also granted first to the Smith Group and second to the Company a right of first refusal to purchase any of the 1997 Award Shares that she might propose to offer or sell. See "Principal Stockholders-Rights of First Refusal."

          William T . Williams has agreed, as to 1,500,000 shares of common stock beneficially owned by him, not to reoffer or resell any of such 1,500,000 shares for a period of one year from August, 1997, except for sales in response to an offer made generally to all stockholders of the Company in connection with a proposed or intended acquisition of a controlling interest in the Company. Mr. Williams has also granted, first to the Smith Group and second to the Company, a right of first refusal to purchase any of such 1,500,000 shares that he might propose to offer or sell. See "Principal Stockholders-Rights of First Refusal" and "Selling Stockholders."

          Martha H. Morris, Thomas E. Looney and the John G. Looney IRA Trust, which are the holders of 600,000, 300,000 and 600,000, respectively, of the 1.5 million shares issued in the Company's November, 1997 private placement, have each agreed to limit sales of such shares to 25,000, 12,500 and 25,000 shares, respectively, per month on a cumulative basis, through November, 1999. See "Selling Stockholders" and "Description of Securities - Registration Rights."

          Philip and Eleanor Schwartz have agreed with respect to the sale of 419,973 shares of common stock which was the subject of a previous registration statement filed under the Act to limit sales of such shares to 20,000 shares per week. Such limitation does not apply to the shares of common stock being offered by means of the Prospectus constituting a part of this Registration Statement. See "Selling Stockholders."

          There has been only a limited public trading public market for the common stock of the Company. Sales of substantial amounts of shares of common stock, pursuant to Rule 144, or otherwise, could adversely affect any market for the common stock.

                                                                   EXPERTS

          The consolidated financial statements and schedule of the Company incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

          No person has been authorized
to give any information or to make
any representation not contained
in this Prospectus in connection
with the offer made hereby and, if
given or made, such information or
representation must not be relied
upon.  This Prospectus does not
constitute an offer to sell or the
solicitation of an offer to buy
any securities other than the
securities to which it relates, or
an offer to sell or the
solicitation of an offer to buy
such securities in any
jurisdiction in which such offer
or solicitation may not be legally
made.  Neither the delivery of
this Prospectus nor any sale made
hereunder shall, under any
circumstances, create any
implication that the information
contained herein is correct as of
any date subsequent to the date
hereof.

____________________________

                     TABLE OF CONTENTS
                                                             Page
Available Information . . . . . . . . . . . . . . . . 3
Incorporation of
  Certain Information
  by Reference. . . . . . . . . . . . . . . . . . . . 4
Prospectus Summary. . . . . . . . . . . . . . . . . . 5
Risk Factors. . . . . . . . . . . . . . . . . . . . . .
The Company . . . . . . . . . . . . . . . . . . . . . .
Recent Developments . . . . . . . . . . . . . . . . . .
Use of Proceeds . . . . . . . . . . . . . . . . . . . .
Dividend Policy . . . . . . . . . . . . . . . . . . . .
Market for the
  Company's Securities
  and Related
  Shareholder Matters . . . . . . . . . . . . . . . . .
Capitalization. . . . . . . . . . . . . . . . . . . . .
Selected Consolidated
  Financial Data. . . . . . . . . . . . . . . . . . . .
Management. . . . . . . . . . . . . . . . . . . . . . .
Principal Stockholders. . . . . . . . . . . . . . . . .
Selling Stockholders. . . . . . . . . . . . . . . . . .
Description of Securities . . . . . . . . . . . . . . .
Shares Eligible for
  Future Sale . . . . . . . . . . . . . . . . . . . . .
Experts . . . . . . . . . . . . . . . . . . . . . . . .

                                                             11,150,000 Shares
                                                         by Selling Stockholders




                                                               INNOVO GROUP INC.







                                                                      PROSPECTUS












                                                                         , 1997

                                                                   PART II


                                          INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                  Other Expenses of Issuance and Distribution.

      SEC registration fee                                                                                             $ 2,164.62
      NASD fee                                                                                                          30,500.00
      Accounting fees and expenses                                                                                      15,000.00
      Legal fees and expenses                                                                                            5,000.00
      Printing and engraving expenses                                                                                    5,000.00
      Blue Sky fees and expenses                                                                                               -
      Transfer Agent and Register fee                                                                                          -
      Miscellaneous expenses                                                                                             5,000.00
                                                                                                                        _________

                                                                                                                       $62,664.62
                                                                                                                        _________

_________________________________




Item 15.  Indemnification of Directors and Officers

                Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any of its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if any such person acted in good faith and in a manner reasonably believed to be in or not opposed to be the best interests of the corporation, and (ii) in connection with any criminal action or proceeding if such person had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, however, Section 145 provides that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such persons's duty to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in review of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Article Nine of the Company's Amended and Restated Certificate of Incorporation requires that the Company indemnify its directors and officers for certain liabilities incurred in the performance of their duties on behalf of the Company to the fullest extent allowed by Delaware law.

                The Company's Amended and Restated Certificate of Incorporation relieves its directors from personal liability to the Company or to stockholders for breach of any such director's fiduciary duty as a director to the fullest extent permitted by the Delaware General
Corporation Law.  Under Section 102(b)(7) of the Delaware General
Corporation Law, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages fore any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith,
(iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions of the Delaware
General Corporation Law imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transaction from which the director derived an improper personal benefit.

                Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.   Exhibits

                The following exhibits are filed as part of the Registration
Statement:

                                                                Exhibit Index

Exhibit
Number         Description                                                                                       Reference
                                                                                                                 No.
3.1            Form of Amended and Restated Certificate
               of Incorporation of Registrant.*                                                                  3.1 (1)

3.2            Amended and Restated Bylaws of Registrant.*                                                       4.2 (2)

4.1 Article Four of the Registrant's Amended and Restated Certificate of Incorporation
               (included in Exhibit 3.1)*

10.1           Stock Purchase Agreement by and between
               L.E. Smith, Dan Page, J. Eric Hendrickson
               and Herb Newton and Innovo Group Inc. and
               Patricia Anderson-Lasko*                                                                          10.1 (4)

10.2           Employment Agreement of L.E. Smith*                                                               10.2 (4)

10.3           Employment Agreement of Dan Page*                                                                 10.3 (4)

10.4           Employment Agreement of J. Eric Hendrickson*                                                      10.4 (4)

10.5           Employment Agreement of Patricia Anderson-Lasko*                                                  10.5 (4)

10.6           Employment Agreement of Alexander Miller*                                                         10.6 (4)

10.7           Common Stock Voting Agreement  by and between
               L.E. Smith, Dan Page, J. Eric Hendrickson and
               Herb Newton and Patricia Anderson-Lasko*                                                          10.7 (4)

10.8           Common Stock Resale and Right of First Refusal
               Agreement by and between L.E. Smith, Dan Page,
               J. Eric Hendrickson and Herb Newton and Patricia
               Anderson-Lasko*                                                                                   10.8 (4)

10.9           Common Stock Purchase and Right of First Refusal
               Agreement by and between L.E. Smith, Dan Page,
               J. Eric Hendrickson and Herb Newton and William
               T. Williams, Sr., Virginia C. Williams, William
               T. Williams, Jr. and Allison Williams ITTN*                                                       10.9 (4)

10.10          Amendment to Employment Agreement of Alexander
               Miller

10.11          Agreement dated December 11, 1997 between
               Innovo Group Inc. and Eleanor and Philip
               Schwartz

10.12          Combined Accounts Purchase and Security
               Agreement dated December 1, 1997 between
               First American National Bank, N.A. and
               Innovo, Inc. and Continuing Corporate
               Guaranty and Waiver of Innovo Group Inc.

21             Subsidiaries of the Registrant*                                                                   21 (3)

23.1           Consent of BDO Seidman


__________________________

* Certain of the exhibits to this Registration Statement, indicated by an asterisk, are incorporated by reference to other documents on file with the Securities and Exchange Commission with which they were physically filed, to be part hereof as of their respective dates.
Documents to which reference is made are as follows:

(1)         Quarterly Report on Form 10-Q of Innovo Group Inc. (file no.
0-18926) for the period ended February 28, 1997.

(2) Registration Statement on Form S-8 (No. 33-71576) of Innovo Group Inc. filed November 12, 1993.

(3) Current Report on Form 8-K of Innovo Group Inc. (file 0-18926) dated April 12, 1996

(4) Current Report on Form 8-K of Innovo Group Inc. (file 0-18926) dated August 13, 1997.

Item 17.                  Undertakings.

      (a)       The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and

                (iii) To include any material information with respect to
                          the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item
14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is assured by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c)       The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering therein.

      (d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                                                 SIGNATURES

                Pursuant to the requirements of the Securities Act of 1933, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Springfield, Tennessee on December 19, 1997.

                                              INNOVO GROUP INC.

                                              By: /s/L. E. Smith
                                                  L. E. Smith
                                                  Chairman of the Board,
                                                  and Chief Executive Officer



                Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                       TITLE                                                    DATE
/s/L. E. Smith                                  Chairman of the Board,                                   December 19, 1997
L. E. Smith                                     Chief Executive Officer,
                                                Director (Principal Executive
                                                Officer)

/s/Patricia Anderson                            President and Director                                   December 19, 1997
Patricia Anderson                               (Principal Accounting Officer)

/s/Daniel A. Page                               Chief Operating Officer                                  December 19, 1997
Daniel A. Page                                  and Director

/s/J. Eric Hendrickson                          Vice President, Treasurer                                December 19, 1997
J. Eric Hendrickson                             and Director (Principal
                                                Financial Officer)

/s/Marvin Williamson*                           Director                                                 December 19, 1997
Marvin Williamson

/s/Herb J. Newton*                              Director                                                 December 19, 1997
Herb J. Newton

*By /s/Patricia Anderson
    Patricia Anderson, Attorney-in-fact
